Exhibit 99.2

WHEATON PRECIOUS METALS 1 FIRST QUARTER REPORT 2025 Management’s Discussion & Analysis

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2025

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024, the related MD&A and the 2024 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR+ at www.sedarplus.ca. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 45 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of May 8, 2025.

Table of Contents

Highlights	5

Outlook	6

Mineral Stream Interests	7

Amendments to Mineral Stream Interests	8

Updates on the Operating Mineral Stream Interests	9

Updates on the Development Stage Mineral Stream Interests	10

Mineral Royalty Interests	12

Long-Term Equity Investments	12

Summary of Units Produced	14

Summary of Units Sold	15

Quarterly Financial Review [1]	16

Results of Operations and Operational Review	17

General and Administrative	21

Share Based Compensation	21

Donations and Community Investments	22

Other Income (Expense)	22

Finance Costs	22

Income Tax Expense (Recovery)	23

Liquidity and Capital Resources	23

Share Capital	31

Financial Instruments	31

Future Changes to Accounting Policies	31

Non-GAAP Measures	32

Subsequent Events	36

Controls and Procedures	36

Attributable Reserves and Resources	37

Cautionary Note Regarding Forward-Looking Statements	45

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [2]

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.

As of March 31, 2025, the Company has entered into 40 long-term agreements¹ (32 of which are precious metal purchase agreements, or “PMPAs”, three of which are early deposit PMPAs, and five of which are royalty agreements), with 33 different mining companies, related to precious metals and cobalt relating to 18 mining assets which are currently operating, 24 of which are at various stages of development and 4 which have been placed into care and maintenance or have been closed, located in 18 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended March 31, 2025, the per ounce price paid by the Company for the metals acquired under the agreements averaged $445 for gold, $5.17 for silver, $172 for palladium and $2.46 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

[1]	Minto has been removed from the mine count due to Minto Metals Corp., being placed in receivership.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [3]

Operational Overview

	Q1 2025	Q1 2024	Change

Units produced
Gold ounces	92,681	91,939	0.8%
Silver ounces	4,733	5,482	(13.7)%
Palladium ounces	2,661	4,463	(40.4)%
Cobalt pounds	540	240	125.1%
Gold equivalent ounces [2]	151,065	158,072	(4.4)%
Units sold
Gold ounces	111,297	92,019	21.0%
Silver ounces	4,483	4,067	10.2%
Palladium ounces	2,457	4,774	(48.5)%
Cobalt pounds	265	309	(14.2)%
Gold equivalent ounces [2]	165,297	142,294	16.2%
Change in PBND and Inventory [3]
Gold ounces	(22,942)	(4,978)	17,964
Silver ounces	(408)	566	974
Palladium ounces	157	(467)	(624)
Cobalt pounds	240	(85)	(325)
Gold equivalent ounces [2]	(26,344)	942	27,286

Per unit metrics
Sales price
Gold per ounce	$2,872	$2,072	38.6%
Silver per ounce	$32.33	$23.77	36.0%
Palladium per ounce	$965	$980	(1.5)%
Cobalt per pound	$12.88	$15.49	(16.8)%
Gold equivalent per ounce [2]	$2,846	$2,086	36.4%
Cash costs [4]
Gold per ounce [4]	$445	$439	(1.4)%
Silver per ounce [4]	$5.17	$4.77	(8.4)%
Palladium per ounce [4]	$172	$182	5.5%
Cobalt per pound [4]	$2.46	$2.96	16.9%
Gold equivalent per ounce [2,4]	$446	$433	(3.0)%
Cash operating margin [4]
Gold per ounce [4]	$2,427	$1,633	48.7%
Silver per ounce [4]	$27.16	$19.00	42.9%
Palladium per ounce [4]	$793	$798	(0.6)%
Cobalt per pound [4]	$10.42	$12.53	(16.8)%
Gold equivalent per ounce [2,4]	$2,400	$1,653	45.2%

Total revenue	$470,411	$296,806	58.5%
Gold revenue	$319,696	$190,689	67.7%
Silver revenue	$144,937	$96,658	49.9%
Palladium revenue	$2,372	$4,677	(49.3)%
Cobalt revenue	$3,406	$4,782	(28.8)%
Net earnings	$253,984	$164,041	54.8%
Per share	$0.560	$0.362	54.7%
Adjusted net earnings [4]	$250,825	$163,589	53.3%
Per share [4]	$0.553	$0.361	53.2%
Operating cash flows	$360,793	$219,380	64.5%
Per share [4]	$0.795	$0.484	64.3%
Dividends declared [5]	$74,880	$70,261	6.6%
Per share	$0.165	$0.155	6.5%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)

Gold-equivalent ounces (“GEOs”), which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

4)	Refer to discussion on non-GAAP measures beginning on page 32 of this MD&A.
5)	As at March 31, 2025, cumulative dividends of $2,422 million have been declared by the Company.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [4]

Highlights

Operations

●	For the three months ended March 31, 2025, relative to the comparable period of the prior year:

○	Production amounted to 151,100 gold equivalent ounces (“GEOs”), a decrease of 4%, primarily the result of lower production from Constancia and Peñasquito.

○

Sales volumes amounted to 165,300 GEO’s, an increase of 16%, with the lower production being offset by a 16% decrease to the number of GEOs produced but not delivered (“PBND”), primarily a result of gold deliveries from Salobo attributable to the record production during Q4-2024.

○

Revenue increased 58% or $174 million to $470 million (68% gold, 30% silver, 1% palladium and 1% cobalt), representing a record for the Company, with the increase being primarily due to a 36% increase in realized commodity prices coupled with the higher sales volumes.

○	Gross margin amounted to $319 million (68% of revenue), representing an increase of $148 million (a 10% increase as a percentage of revenue).

○	Net earnings amounted to $254 million, an increase of $90 million, primarily due to the increased gross margin, partially offset by a $45 million global minimum tax (“GMT”) expense.

○	Adjusted net earnings increased 53% or $87 million to $251 million, representing a record for the Company.

○	Record operating cash flow amounting to $361 million, with the $141 million increase being the result of the higher gross margin.

●	On May 8, 2025, the Board of Directors declared a dividend in the amount of $0.165 per common share.

Corporate Development

●

On March 4, 2025, Vale informed the Company that it had achieved a sustained throughput capacity of over 35 million tonnes per annum (“Mtpa”) over a 90-day period, resulting in the completion of the second phase of the Salobo III expansion project.

●

On March 7, 2025, the Company amended the Blackwater Silver PMPA, modifying the payable silver profile under the stream, which is expected to accelerate the receipt of payable silver ounces by Wheaton.

Other

●	During the first quarter of 2025, the Company received its first deliveries of gold under the Blackwater Gold PMPA.

●

During the first quarter of 2025, the Company made total upfront cash payments of $95 million relative to the Mineral Park PMPA ($40 million), Fenix PMPA ($25 million) and Blackwater Silver PMPA ($30 million).

●

Subsequent to the quarter, the Company made additional upfront cash payments of $303 million relative to the Salobo III expansion ($144 million), the Koné PMPA ($156 million) and the Cangrejos PMPA ($3 million).

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [5]

Outlook1

Wheaton’s estimated attributable production in 2025 is forecast to be 350,000 to 390,000 ounces of gold, 20.5 to 22.5 million ounces of silver, and 12,500 to 13,500 GEOs of other metals, resulting in annual production of approximately 600,000 to 670,000 GEOs2, unchanged from previous guidance.

Annual production is forecast to increase by approximately 40% to 870,000 GEOs2 by 2029, with average annual production forecast to grow to over 950,000 GEOs2 in years 2030 to 2034, also unchanged from previous guidance.

Liquidity

From a liquidity perspective, the $1,086 million of cash and cash equivalents as at March 31, 2025 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]

Ounces produced represent the quantity of silver, gold, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Gold equivalent forecast production for 2025 and the longer-term outlook are based on the following updated commodity price assumptions: $2,600 per ounce gold, $30 per ounce silver, $950 per ounce palladium, $950 per ounce of platinum and $13.50 per pound cobalt.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [6]

Mineral Stream Interests

The following table summarizes the mineral stream interests currently owned by the Company:

					Total Upfront Consideration
Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Production Payment Per Unit [2,3]	Paid to Mar 31, 2025 [3]	To be Paid [1,2]	Total ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q1-2025 PBND [3,4]	Term ¹

Gold

Salobo	Vale	BRA	75%	$429	$3,429,360	$144,000	$3,573,360	$2,813,243	2,278,159	80,688	LOM

Sudbury [5]	Vale	CAN	70%	$400	623,572	-	623,572	335,520	300,453	8,183	20 years [5]

Constancia	Hudbay	PER	50%	$425	135,000	-	135,000	341,996	237,414	420	LOM

San Dimas	FM	MEX	variable [6]	$637	220,000	-	220,000	326,749	274,970	2,020	LOM

Stillwater [7]	Sibanye	USA	100%	18%	237,880	-	237,880	104,737	70,732	4,328	LOM

Other

Copper World	Hudbay	USA	100%	$450	-	39,296	39,296	-	-	-	LOM

Marmato [8]	Aris	CO	10.5% [8]	18%	85,416	77,584	163,000	17,659	10,482	157	LOM

Santo Domingo	Capstone	CHL	100% [9]	18%	27,730	260,000	287,730	2,819	1,071	-	LOM

Fenix	Rio2	CHL	22% [10]	18%	50,000	100,000	150,000	-	-	-	LOM

Blackwater	Artemis	CAN	8% [11]	35%	340,000	-	340,000	202	110	906	LOM

El Domo ³	Silvercorp	ECU	50% [12]	18%	(268)	128,904	128,636	1,203	467	-	LOM

Marathon	Gen Mining	CAN	100% [13]	18%	21,857	97,385	119,242	-	-	-	LOM

Goose	B2Gold	CAN	2.78% [14]	18%	83,750	-	83,750	-	-	-	LOM

Cangrejos	Lumina	ECU	6.6% [15]	18%	44,900	255,100	300,000	-	-	-	LOM

Platreef	Ivanhoe	SA	62.5% [16]	$100	275,300	-	275,300	-	-	-	LOM [16]

Curraghinalt	Dalradian	UK	3.05% [17]	18%	20,000	55,000	75,000	-	-	-	LOM

Kudz Ze Kayah	BMC	CAN	6.875% [18]	20%	13,860	1,800	15,660	-	-	-	LOM

Koné	Montage	CIV	19.5% [19]	20%	-	625,000	625,000	-	-	-	LOM

Kurmuk	Allied	ETH	6.7% [20]	15%	43,750	131,250	175,000	-	-	-	LOM

					$5,652,107	$1,915,319	$7,567,426	$3,944,128	3,173,858	96,702

Silver

Peñasquito	Newmont	MEX	25%	$4.56	$485,000	$-	$485,000	$1,606,298	88,902	1,326	LOM

Antamina	Glencore	PER	33.75% [21]	20%	900,000	-	900,000	788,927	48,634	876	LOM

Constancia	Hudbay	PER	100%	$6.26	294,900	-	294,900	295,611	20,250	100	LOM

Other

Los Filos	Equinox	MEX	100%	$4.74	4,463	-	4,463	44,849	2,364	32	25 years [22]

Zinkgruvan	Boliden	SWE	100%	$4.75	77,866	-	77,866	552,277	35,544	304	LOM

Stratoni	Eldorado	GRC	100%	$11.54	57,500	-	57,500	155,868	10,378	-	LOM

Neves-Corvo	Boliden	PRT	100%	$4.50	35,350	-	35,350	187,382	10,605	51	50 years [23]

Aljustrel	Almina	PRT	100% [24]	50%	2,451	-	2,451	48,811	4,274	-	50 years [23]

Pascua-Lama	Barrick	CHL/ARG	25%	$3.90	625,000	-	625,000	372,767	19,775	-	LOM

Copper World	Hudbay	USA	100%	$3.90	-	191,855	191,855	-	-	-	LOM

Navidad	PAAS	ARG	12.5%	$4.00	10,788	32,400	43,188	-	-	-	LOM

Marmato [8]	Aris	CO	100% [8]	18%	7,600	4,400	12,000	3,291	159	4	LOM

Cozamin	Capstone	MEX	50% [25]	10%	150,000	-	150,000	60,064	2,638	127	LOM

Blackwater	Artemis	CAN	50% [11]	18%	170,800	-	170,800	-	-	33	LOM

El Domo ³	Silvercorp	ECU	75% [12]	18%	(96)	46,596	46,500	-	-	-	LOM

Mineral Park	Waterton	US	100%	18%	115,000	-	115,000	-	-	-	LOM

Kudz Ze Kayah	BMC	CAN	6.875% [18]	20%	24,640	3,200	27,840	-	-	-	LOM

					$2,961,262	$278,451	$3,239,713	$4,116,145	243,523	2,853

Palladium

Stillwater [7]	Sibanye	USA	4.5% [26]	18%	$262,120	$-	$262,120	$164,700	117,515	4,596	LOM

Platreef	Ivanhoe	SA	5.25% [16]	30%	78,700	-	78,700	-	-	-	LOM [16]

					$340,820	$-	$340,820	$164,700	117,515	4,596

Platinum

Marathon	Gen Mining	CAN	22% [13]	18%	$9,367	$41,736	$51,103	$-	-	-	LOM

Platreef	Ivanhoe	SA	5.25% [16]	30%	57,500	-	57,500	-	-	-	LOM [16]

					$66,867	$41,736	$108,603	$-	-	-

Cobalt

Voisey’s Bay	Vale	CAN	42.4% [27]	18%	$390,000	$-	$390,000	$64,923	4,233	917	LOM

Total PMPAs Currently Owned					$9,411,056	$2,235,506	$11,646,562	$8,289,896

Terminated / Matured PMPAs					1,358,502	-	$1,358,502	3,376,971

Total					$10,769,558	$2,235,506	$13,005,064	$11,666,867

1)

Abbreviations as follows: FM = First Majestic Silver Corp; BMC = BMC Minerals; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CIV = Côte d’Ivoire, CO = Colombia; ECU = Ecuador; ETH = Ethiopia, GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SA = South Africa; SWE = Sweden; USA = United States; UK = United Kingdom; and LOM = Life of Mine.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [7]

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 26 of this MD&A for more information.
3)

All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 28 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid. Certain contracts, including Santo Domingo and El Domo, contain delay ounce provisions whereby should construction of the mine not be completed by an agreed to date, the mine operator must compensate the Company for the delay until certain conditions are satisfied by delivering additional ounces. The value of these ounces on the date first due, net of amounts owed to the mine operator, is treated as a reduction to the upfront consideration paid. Sale of the resulting ounces received is treated as revenue, with the associated cost of sales being equal to the fair value of the ounces on the date received.

4)

Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of March 31, 2025, the Company has received approximately $336 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. The term of the Sudbury PMPA ends on May 11, 2033.

6)

The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 30, 2025, the fixed gold to silver exchange ratio was revised from 70:1 to 90:1.

7)	Comprised of the Stillwater and East Boulder gold and palladium interests.
8)

Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

9)

Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%. The units sold under Santo Domingo relate to ounces received due to the delay ounce provision (see footnote 3, above).

10)

On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

11)

Once the Company has received 464,000 ounces of gold under the amended Blackwater Gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater Silver PMPA, the attributable silver production will be reduced to 33%.

12)

Once the Company has received 145,000 ounces of gold under the El Domo PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%. The units sold under El Domo relate to ounces received due to the delay ounce provision (see footnote 3, above).

13)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
14)

Once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0%.

15)	Once Wheaton has received 700,000 ounces of gold under the Cangrejos PMPA, the Company’s attributable gold production will be reduced to 4.4%.
16)

Once the Company has received 218,750 ounces of gold under the Platreef Gold PMPA, the attributable gold production will reduce to 50% until 428,300 ounces have been delivered, after which the stream drops to 3.125%. Under the Platreef Palladium and Platinum PMPA, once the Company has received 350,000 ounces of combined palladium and platinum, the attributable palladium and platinum production will reduce to 3% until 485,115 ounces have been delivered, after which the stream drops to 0.1% of the payable palladium and platinum production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 million tonnes per annum (“Mtpa”), the 3.125% residual gold stream and the 0.1% residual palladium and platinum stream will terminate. Under the Platreef Gold PMPA, Sandstorm Gold Ltd. (which acquired Nomad Royalty Ltd. on August 15, 2022) (“Sandstorm”) is entitled to purchase 37.5% of payable gold. The decrease in the percentage of payable metal that Wheaton will be entitled to purchase is conditional on delivery of the total amount of payable gold to all purchasers (Wheaton and Sandstorm combined). The values set out herein pertain only to Wheaton’s share of the payable gold.

17)	Once the Company has received 125,000 ounces of gold under the Curraghinalt PMPA, the Company’s attributable gold production will be reduced to 1.5%.
18)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold and produced silver ranging from 6.875% to 7.375% until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered for a total of 660,000 ounces of gold and 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

19)

Once the Company has received 400,000 ounces of gold under the Koné PMPA, subject to adjustment if there are delays in deliveries relative to an agreed schedule, the attributable gold production will reduce to 10.8% until an additional 130,000 ounces of gold has been delivered, after which the stream drops to 5.4%.

20)

Once the Company has received 220,000 ounces of gold under the Kurmuk PMPA, the Company’s attributable gold production will be reduced to 4.8%. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop-down threshold is reached.

21)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
22)	The term of the Los Filos PMPA ends on October 15, 2029.
23)	The term of the Neves-Corvo and Aljustrel PMPAs ends on June 5, 2057.
24)

Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.

25)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
26)

Once the Company has received 375,000 ounces of palladium under the Stillwater PMPA, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

27)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay PMPA, the Company’s attributable cobalt production will be reduced to 21.2%.

Significant amendments and acquisitions (if any) of mineral stream interests during Q1 2025 are outlined below. The percentage of payable production and other key PMPA terms for all mineral stream interests are described in the Contractual Obligations and Contingencies section of this MD&A starting on page 26 of the MD&A.

Amendments to Mineral Stream Interests

Amendment to Blackwater PMPA

On March 7, 2025, the Company amended its PMPA (the “Blackwater Silver PMPA”) with Artemis Gold Inc. (“Artemis”) in respect of silver production from the Blackwater Project located in British Columbia in Canada (the “Blackwater Project”). Under the Blackwater Silver PMPA, Wheaton will acquire an amount of silver equal to 50% of the payable silver until 17.8 million ounces have been delivered and 33% of payable silver thereafter for the life of the mine.

As a result of the amendment, the amount of payable silver will be based on a multiple ranging from 5.07 to 5.17 of the number of ounces of gold produced, rather than being based on a fixed silver recovery factor. The ratio is currently 5.17. Once 17.8 million ounces of silver have been delivered, the determination of payable silver will revert to being based on a fixed silver recovery factor, consistent with the previous terms of the Blackwater Silver PMPA. As a result of the changed payable silver profile which is expected to deliver silver ounces to the Company sooner

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relative to the original profile, on March 10, 2025, the Company paid Artemis $30 million in connection with this amendment.

Updates on the Operating Mineral Stream Interests

Salobo – Mill Throughput Expansion

On November 21, 2023, Vale S.A. (“Vale”) reported the successful completion of the throughput test for the first phase of the Salobo III project, with the Salobo complex exceeding an average of 32 Mtpa over a 90-day period. Under the terms of the agreement, the Company paid Vale $370 million for the completion of the first phase of the Salobo III expansion project on December 1, 2023.

On March 4, 2025, Vale informed the Company that it had achieved a sustained throughput capacity of over 35 Mtpa over a 90-day period, indicating completion of the second phase of the Salobo III expansion project. The Company advanced the remaining balance of the expansion payment to Vale in the amount of $144 million on April 4, 2025.

Constancia

On February 19, 2025, Hudbay Minerals Inc. (“Hudbay”) announced that gold production in 2025 is expected to be lower than 2024 levels as additional high grade gold benches were mined in late 2024, ahead of schedule, resulting in gold production exceeding 2024 guidance levels. The Pampacancha deposit is now expected to be depleted in early December 2025 as opposed to October 2025, as the mine plan has smoothed Pampacancha production throughout the year. Total mill ore feed from Pampacancha is expected to be approximately 25% in 2025, lower than the typical one-third in prior years as Pampacancha approaches depletion.

During Q1 2025 relative to Q4 2024, a greater percentage of gold production came from the lower grade Constancia pit as opposed to the higher grade Pampacancha pit, resulting in significantly lower production levels in Q1 2025 as compared to Q4 2024.

San Dimas

On April 9, 2025, First Majestic Silver Corp., (“First Majestic”) reported that the replacement of the diesel generators used for on-site back-up power at San Dimas with Liquefied Natural Gas (“LNG”) units is near completion, with four 1 megawatt LNG generators on site that will commence operating in Q2 2025. First Majestic states this will generate substantial cost-savings and will result in a reduction in carbon emissions when back-up power is required.

In accordance with the terms of the San Dimas PMPA, effective April 30, 2025 the fixed gold to silver exchange ratio has been revised from 70:1 to 90:1. Please see footnote 6 on page 8 of this MD&A for more information.

Blackwater

On January 22, 2025, Artemis Gold Inc., (“Artemis”) announced that commissioning of the grinding circuit at the Blackwater mine has advanced and milling of first ore commenced, with the first pour of gold and silver being announced on January 29, 2025. Subsequent to the quarter, on May 2, 2025, Artemis announced that it had achieved commercial production at the Blackwater mine. Artemis reports that mining has delivered in excess of 90% of its planned tonnage, and that mined tonnes and grades are reconciling favourably to the resource model. Artemis notes that the proposed phase 2 expansion is anticipated to increase Blackwater’s average annual production to over 500,000 GEOs per year, positioning the mine as a key long-term asset in a favourable jurisdiction for Wheaton.

Los Filos

On February 19, 2025, Equinox Gold Corp., (“Equinox”) reported that Equinox reached consensus on terms for new agreements with the three local communities. Two communities have ratified and signed new long-term agreements and one community remains outstanding. Equinox has stated that if they are unable to satisfactorily complete these agreements with all three communities in the very near term, they will suspend operations at Los Filos indefinitely. On April 1, 2025, Equinox reported it has indefinitely suspended operations at Los Filos following the expiry of its land access agreement with the community of Carrizalillo on March 31, 2025.

Zinkgruvan and Neves-Corvo

On April 16, 2025, Lundin Mining Corporation (“Lundin Mining”) announced that it has completed the sale of its Neves-Corvo operation in Portugal and Zinkgruvan operation in Sweden to Boliden AB (“Boliden”).

Antamina

On April 22, 2025, it was reported that operations were temporarily halted after an incident which triggered a full safety shutdown. Operations have since re-commenced.

Voisey’s Bay – Underground Mine Extension

On April 15, 2025, Vale reported the consistent ramp-up of Voisey’s Bay’s underground operations. The full ramp-up is expected by the second half of 2026.

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Updates on the Development Stage Mineral Stream Interests

Copper World

On January 2, 2025, Hudbay Minerals Inc., (“Hudbay”) announced that it has received an Air Quality Permit for the Copper World project from the Arizona Department of Environmental Quality. Hudbay noted that the issuance of this permit is a significant milestone in the advancement of the project as it is the final major permit required for the development and operation of the Copper World project. Hudbay also noted that the receipt of the three key state permits is one of the three key prerequisites for Hudbay as they work toward a sanctioning decision on the Copper World project in 2026. Hudbay commenced a minority joint venture partner process early in 2025, and it is anticipated that any minority joint venture partner would participate in the funding of definitive feasibility study activities in 2025 as well as in the final project design and construction for Copper World. On March 27, 2025, Hudbay reported that feasibility studies are underway at the fully permitted Copper World project.

Marmato Mine

On January 15, 2025, Aris Mining Corporation (“Aris”) announced that the construction of the Marmato Lower Mine continues to progress. On March 13, 2025, Aris announced an enhanced Marmato expansion, whereby the design of the carbon-in-pulp processing facility will be upgraded by 25% from 4,000 tonnes per day (“tpd”) to 5,000 tpd. On May 7, 2025, Aris reported that the processing plant capacity was increased from 4,000 tpd to a planned 5,000 tpd. Aris reports that construction remains on track, and production is expected to start ramping up in the second half of 2026.

Santo Domingo

On January 20, 2025, Capstone Copper Corp. (“Capstone”) announced plans to progress partnership discussions and its financing strategy throughout 2025. A potential project sanctioning decision is not anticipated prior to mid-2026.

Fenix

On January 13, 2025, Rio2 Limited (“Rio2”) reported that construction activities recommenced in October 2024 and construction is expected to be completed in November 2025. Bulk earthworks at the plant side have been completed and concrete bases for the footings of the processing plant have been poured. Earthworks have commenced on the leach pad stability platform, which forms the base of the Phase 1 leach pad. The leach pad has been designed to be built in four phases. On April 29, 2025, Rio2 reported that construction was 19% complete and remains on track and on budget for first gold production in January 2026. The Company advanced the second deposit payment of $25 million on March 24, 2025.

El Domo

On January 7, 2025, Silvercorp Metals Inc. (“Silvercorp”) reported it has recently awarded the earthworks contract to a large international mining contractor with over ten years of experience working in Ecuador. On April 23, 2025, Silvercorp reported that it is targeting to bring the project into production by the end of 2026. The construction of the main plant and auxiliary facilities are expected to commence in September 2025, with major equipment installation expected to commence in May 2026. Silvercorp expects to complete construction and equipment installation by November 2026, with commissioning of the process plant occurring in December 2026.

Goose

On February 19, 2025, B2Gold Corp. (“B2Gold”) announced that all planned construction activities for 2024 were completed and project construction and development continue to progress on track to achieve first gold pour at the Goose Project in the second quarter of 2025, followed by a ramp up to commercial production in the third quarter of 2025. Following the successful completion of the 2024 sea lift, the construction of the 163 kilometer Winter Ice Road was completed in February 2025. On May 7, 2025, B2Gold reported the Winter Ice Road was operational by mid-February 2025 with the transportation of all materials from the Marine Laydown Area to the Goose Project site completed one month ahead of schedule in mid-April 2025.

On March 27, 2025, B2Gold announced an updated mineral reserve life of mine plan for the Goose project, which uses a revised methodology for mineral resource estimation resulting in a reclassification of a portion of the previously reported Indicated Mineral Resources to Inferred Mineral Resources, through the application of more stringent specifications for drill hole spacing that B2Gold felt was more appropriate for the deposit. B2Gold also states that they remain highly confident that with additional in-fill drilling to be completed over time, a large portion of the Inferred Mineral Resources will be converted to Indicated Mineral Resources and therefore be eligible for classification as Mineral Reserves.

Cangrejos

On January 28, 2025, Lumina Gold Corp., (“Lumina”), announced significant progress regarding power infrastructure required for the Cangrejos project as it received approval of the definitive feasibility level designs for connection to the national grid for the future energy demands of the project from Corporación Eléctrica del Ecuador. Lumina noted that the lead engineering contractor for the feasibility study has completed 92% of the estimated work and the feasibility study remains on schedule for completion during Q2 2025. Lumina notes that the Environmental Impact Study is

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [10]

progressing on schedule which will allow for its submission to the Government of Ecuador in mid-2025. Lumina is targeting receiving its environmental license by early 2026.

On April 21, 2025, Lumina announced that it had entered into an arrangement agreement with CMOC Singapore Pte. Ltd., a Singapore entity and a subsidiary of CMOC Group Limited (collectively “CMOC”), pursuant to which CMOC will acquire all of the issued and outstanding common shares of Lumina. Subject to satisfying all necessary conditions, Lumina expects the transaction to be completed in the third quarter of 2025.

Platreef

On February 18, 2025, Ivanhoe Mines (“Ivanhoe”) reported positive results from the two independent technical studies completed on the Phase 2 and Phase 3 expansions. The study outlines Phase 1 production commencing from Q4 2025, followed by the Phase 2 expansion two years later in Q4 2027. Ivanhoe noted that the Phase 3 expansion is expected to rank Platreef as one of the largest primary platinum-group metals (“PGM”) producers on a platinum equivalent basis.

Koné

On March 24, 2025, Montage Gold Corp. (“Montage”) announced that rapid construction progress is being achieved at the Koné project, where process plant concrete works, including the ahead-of-schedule pouring of Carbon-in-Leach tank foundations, have commenced. Montage reports that construction activities have significantly ramped-up, with the on-site workforce increasing from approximately 350 to 1,700 employees and contractors. On April 8, 2025, Montage published its maiden resource and results from its exploration program, with over 81,000 meters drilled in 2024, focused on identifying higher grade satellite targets, with the goal of supplementing production from the commencement of operations. Montage has reported that the project remains on track to pour gold in the second quarter of 2027.

Kurmuk

On May 7, 2025, Allied Gold Corporation (“Allied”) reported that earthworks at the plant terrace advanced during the first quarter to near completion, while civil works and structural, mechanical, plate, and piping contractor mobilizations are in progress. Engineering and procurement activities reached 80% completion during the quarter, with the project remaining on track and on budget. Allied reported Kurmuk is expected to start production by mid-2026.

Mineral Park

During the quarter, Waterton’s Origin Mining continued to advance the Mineral Park project, with the installation of all major equipment now complete. Waterton indicates that the second quarter will be focused on tie-ins, pre-commissioning activities, and introduction of ore, and that project construction continues to progress on track with a ramp-up to commercial production expected during the second half of 2025. At project completion, the fully refurbished mill capacity will be 16.5 Mtpa.

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration[1]	Gold		Silver		Term of Agreement	Date of Original Contract

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	14,000	126,000	140,000	25%	³	100%	³	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%		100%		Life of Mine	14-Dec-17

			$46,352	$322,000	$368,352

1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 28 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

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Mineral Royalty Interests

The following table summarizes the mineral royalty interests owned by the Company as at March 31, 2025:

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract

Metates	Chesapeake	Mexico	0.5% NSR	$3,000	Life of Mine	07-Aug-2014

Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	Life of Mine	04-Jan-2021

Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	Life of Mine	10-Sep-2023

Mt Todd [5]	Vista	Australia	1.0% GR	20,000	Life of Mine	13-Dec-2023

DeLamar [6]	Integra	USA	1.5% NSR	9,750	Life of Mine	20-Feb-2024

				$39,879

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)

The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn$2 million to the Company. On August 14, 2024, the Ontario Superior Court of Justice placed Victoria Gold Corp into receivership following the failure of the heap leach pad at its Eagle Mine in June, 2024.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)

The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar Royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

DeLamar

On January 30, 2025, Integra Resources Corp., (“Integra”) highlighted Idaho’s Strategic Permitting, Efficiency, and Economic Development Act (the “SPEED” Act). The SPEED Act is an important step toward advancing important Idaho based mining projects, such as DeLamar. On April 2, 2025, Integra announced the formal submission of the updated mine plan of operations to the U.S. Bureau of Land Management and this marks the initiation of the federal permitting process under the National Environmental Policy Act.

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at March 31, 2025 and December 31, 2024:

	March 31	December 31

(in thousands)	2025	2024

Common shares held	$127,468	$98,190

Warrants held	1,409	785

Total long-term equity investments	$ 128,877	$ 98,975

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Income (Expense). Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

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A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three months ended March 31, 2025 and 2024 is presented below:

Common Shares Held

	Three Months Ended March 31, 2025

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2024	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Mar 31, 2025	Realized Loss on Disposal

Kutcho	18,640	11.11%	$1,231	$-	$-	$520	$1,751	$-

B2Gold	12,025	0.91%	29,416	-	-	4,794	34,210	-

Silvercorp	3,759	1.73%	11,285	-	-	3,226	14,511	-

Aris	4,715	2.76%	16,515	-	-	5,295	21,810	-

Other			39,743	3,117	-	12,326	55,186	-

Total			$98,190	$3,117	$-	$26,161	$127,468	$-

1)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended March 31, 2024

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2023	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Mar 31, 2024	Realized Loss on Disposal

Kutcho	18,640	12.03%	$1,551	$-	$-	$100	$1,651	$-

Hecla	34,980	5.60%	168,255	-	-	-	168,255	-

B2Gold	12,025	0.92%	38,094	-	-	(6,590)	31,504	-

Aris	4,715	3.33%	15,579	-	-	1,332	16,911	-

Other			22,547	5,122	-	(312)	27,357	-

Total			$246,026	$5,122	$-	$(5,470)	$245,678	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

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Summary of Units Produced

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023

Gold ounces produced ²

Salobo	71,384	84,291	62,689	63,225	61,622	71,778	69,045	54,804

Sudbury [3]	4,891	5,259	3,593	4,477	5,618	5,823	3,857	5,818

Constancia	4,877	18,180	10,446	6,086	13,897	22,292	19,003	7,444

San Dimas [4]	8,416	7,263	6,882	7,089	7,542	10,024	9,995	11,166

Stillwater [5]	1,339	2,166	2,247	2,099	2,637	2,341	2,454	2,017

Other

Marmato	757	622	648	584	623	668	673	639

Blackwater	1,017	-	-	-	-	-	-	-

Minto [6]	-	-	-	-	-	-	-	1,292

Total Other	1,774	622	648	584	623	668	673	1,931

Total gold ounces produced	92,681	117,781	86,505	83,560	91,939	112,926	105,027	83,180

Silver ounces produced [2]

Peñasquito [7]	1,754	2,465	1,785	2,263	2,643	1,036	-	1,744

Antamina	1,087	947	925	992	806	1,030	894	984

Constancia	555	969	648	451	640	836	697	420

Other

Los Filos	37	29	26	27	48	26	32	41

Zinkgruvan	638	637	537	699	641	510	785	374

Neves-Corvo	445	494	425	432	524	573	486	407

Aljustrel [8]	-	-	-	-	-	-	327	279

Cozamin	174	192	185	177	173	185	165	184

Marmato	8	7	7	6	7	10	11	7

Minto [6]	-	-	-	-	-	-	-	14

Blackwater	35	-	-	-	-	-	-	-

Total Other	1,337	1,359	1,180	1,341	1,393	1,304	1,806	1,306

Total silver ounces produced	4,733	5,740	4,538	5,047	5,482	4,206	3,397	4,454

Palladium ounces produced ²

Stillwater [5]	2,661	2,797	4,034	4,338	4,463	4,209	4,006	3,880

Cobalt pounds produced ²

Voisey’s Bay	540	393	397	259	240	215	183	152

GEOs produced [9]	151,065	187,078	142,402	144,720	158,072	164,111	146,631	136,773

Average payable rate [2]

Gold	95.0%	95.3%	95.0%	95.0%	94.7%	95.1%	95.4%	95.1%

Silver	86.1%	84.2%	83.9%	84.3%	84.5%	83.0%	78.4%	83.7%

Palladium	96.4%	97.5%	98.4%	97.3%	97.8%	98.0%	94.1%	94.1%

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEO [9]	91.8%	91.3%	90.9%	90.7%	90.6%	91.6%	90.8%	90.8%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q1 2025 - 340,000 ounces; Q4 2024 - 295,000 ounces; Q3 2024 - 262,000 ounces; Q2 2024 - 285,000 ounces; Q1 2024 - 291,000 ounces; Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces.

5)

Comprised of the Stillwater and East Boulder gold and palladium interests. On September 12, 2024, Sibanye Stillwater (“Sibanye”) announced that as a result of low palladium prices it was placing the Stillwater West operations into care and maintenance, while using Stillwater East and East Boulder operations to improve efficiencies that could get Stillwater West back to production as prices permit.

6)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
7)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
8)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.
9)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

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Summary of Units Sold

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023

Gold ounces sold

Salobo	83,809	55,170	58,101	54,962	56,841	76,656	44,444	46,030

Sudbury [2]	5,632	4,048	2,495	5,679	4,129	5,011	4,836	4,775

Constancia	9,788	17,873	5,186	6,640	20,123	19,925	12,399	9,619

San Dimas	8,962	6,990	7,022	6,801	7,933	10,472	9,695	11,354

Stillwater [3]	1,947	2,410	1,635	2,628	2,355	2,314	1,985	2,195

Other

Marmato	737	650	550	616	638	633	792	467

777	-	-	-	-	-	-	275	153

Minto	-	-	-	-	-	-	-	701

Blackwater	110	-	-	-	-	-	-	-

Santo Domingo [4]	312	312	447	-	-	-	-	-

El Domo [4]	-	209	258	-	-	-	-	-

Total Other	1,159	1,171	1,255	616	638	633	1,067	1,321

Total gold ounces sold	111,297	87,662	75,694	77,326	92,019	115,011	74,426	75,294

Silver ounces sold

Peñasquito	1,976	1,852	1,667	1,482	1,839	442	453	1,913

Antamina	884	858	989	917	762	1,091	794	963

Constancia	730	797	366	422	726	665	435	674

Other

Los Filos	57	29	26	24	44	24	30	37

Zinkgruvan	446	452	488	597	297	449	714	370

Neves-Corvo	218	154	185	216	243	268	245	132

Aljustrel	-	-	-	-	1	86	142	182

Cozamin	164	158	148	158	147	141	139	150

Marmato	8	7	6	7	8	9	11	7

Minto	-	-	-	-	-	-	-	7

777	-	-	-	-	-	-	2	2

Total Other	893	800	853	1,002	740	977	1,283	887

Total silver ounces sold	4,483	4,307	3,875	3,823	4,067	3,175	2,965	4,437

Palladium ounces sold

Stillwater [3]	2,457	4,434	3,761	4,301	4,774	3,339	4,242	3,392

Cobalt pounds sold

Voisey’s Bay	265	485	88	88	309	288	198	265

GEOs sold [5]	165,297	141,495	122,242	123,462	142,294	154,355	111,218	129,102

Cumulative payable units PBND [6]

Gold ounces	96,702	119,644	94,578	87,350	85,259	90,237	97,860	72,061

Silver ounces	2,853	3,260	2,733	2,801	2,368	1,802	1,486	1,790

Palladium ounces	4,596	4,439	6,186	6,018	6,198	6,666	5,607	6,122

Cobalt pounds	917	678	796	513	360	356	377	251

GEO [5]	136,058	162,402	132,500	124,532	116,716	115,316	119,013	96,249

Inventory on hand Cobalt pounds	-	-	-	-	-	88	155	310

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The ounces sold under Santo Domingo and El Domo relate to ounces received due to the delay ounce provision as per the respective PMPA (see footnote 3 on page 8 of this MD&A for more information).
5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

6)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [15]

Quarterly Financial Review 1

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023

Gold ounces sold	111,297	87,662	75,694	77,326	92,019	115,011	74,426	75,294

Realized price [2]	$2,872	$2,677	$2,491	$2,356	$2,072	$2,006	$1,944	$1,986

Gold sales	$319,696	$234,690	$188,521	$182,150	$190,689	$230,716	$144,707	$149,511

Silver ounces sold	4,483	4,307	3,875	3,823	4,067	3,175	2,965	4,437

Realized price [2]	$32.33	$31.28	$29.71	$29.11	$23.77	$23.77	$23.73	$24.13

Silver sales	$144,937	$134,733	$115,149	$111,291	$96,658	$75,465	$70,372	$107,081

Palladium ounces sold	2,457	4,434	3,761	4,301	4,774	3,339	4,242	3,392

Realized price [2]	$965	$1,008	$969	$979	$980	$1,070	$1,251	$1,438

Palladium sales	$2,372	$4,468	$3,644	$4,210	$4,677	$3,574	$5,307	$4,879

Cobalt pounds sold	265	485	88	88	309	288	198	265

Realized price [2]	$12.88	$13.66	$10.65	$16.02	$15.49	$12.92	$13.87	$13.23

Cobalt sales	$3,406	$6,625	$939	$1,413	$4,782	$3,716	$2,751	$3,501

Total sales	$470,411	$380,516	$308,253	$299,064	$296,806	$313,471	$223,137	$264,972

Cash cost [2,3]

Gold / oz	$445	$440	$440	$441	$439	$437	$444	$461

Silver / oz	$5.17	$5.16	$5.03	$4.95	$4.77	$5.02	$5.10	$5.01

Palladium / oz	$172	$184	$173	$175	$182	$198	$223	$261

Cobalt / lb [5]	$2.46	$2.59	$2.15	$3.11	$2.96	$3.14	$3.66	$3.20

Depletion [2]

Gold / oz [4]	$423	$420	$418	$438	$404	$405	$381	$365

Silver / oz	$6.03	$5.90	$5.89	$5.76	$5.03	$5.29	$4.57	$4.92

Palladium / oz	$429	$429	$429	$429	$445	$445	$459	$445

Cobalt / lb	$9.18	$12.78	$12.78	$12.78	$12.77	$12.80	$12.98	$13.85

Gain on disposal of PMPA	$-	$-	$-	$-	$-	$-	$-	$5,027

Impairment	$-	$108,861	$-	$-	$-	$-	$-	$-

Net earnings	$253,984	$88,148	$154,635	$122,317	$164,041	$168,435	$116,371	$141,448

Per share

Basic	$0.560	$0.194	$0.341	$0.270	$0.362	$0.372	$0.257	$0.312

Diluted	$0.559	$0.194	$0.340	$0.269	$0.362	$0.371	$0.257	$0.312

Adjusted net earnings [3]	$250,825	$198,969	$152,803	$124,810	$163,589	$164,569	$121,467	$142,584

Per share

Basic	$0.553	$0.439	$0.337	$0.275	$0.361	$0.363	$0.268	$0.315

Diluted	$0.552	$0.438	$0.336	$0.275	$0.361	$0.363	$0.268	$0.314

Cash flow from operations	$360,793	$319,471	$254,337	$234,393	$219,380	$242,226	$171,103	$202,376

Per share [3]

Basic	$0.795	$0.704	$0.561	$0.517	$0.484	$0.535	$0.378	$0.447

Diluted	$0.794	$0.703	$0.560	$0.516	$0.484	$0.534	$0.377	$0.446

Dividends declared	$74,880	$70,318	$70,314	$70,273	$70,261	$67,950	$67,946	$67,938

Per share	$0.165	$0.155	$0.155	$0.155	$0.155	$0.150	$0.150	$0.150

Total assets	$7,739,297	$7,424,457	$7,386,179	$7,247,082	$7,180,455	$7,031,185	$6,881,515	$6,879,905

Total liabilities	$273,155	$165,078	$126,165	$87,410	$101,260	$45,669	$38,254	$33,492

Total shareholders’ equity	$7,466,142	$7,259,379	$7,260,014	$7,159,672	$7,079,195	$6,985,516	$6,843,261	$6,846,413

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as dollars per ounce and for cobalt per pound.
3)	Refer to discussion on non-GAAP beginning on page 32 of this MD&A.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 8 of this MD&A for more information.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [16]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Results of Operations For The Three Months Ended March 31, 2025 and 2024

The following two tables present the results of operations based on the Company’s reportable operating segments.

Three Months Ended March 31, 2025

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	71,384	83,809		$2,873		$429		$378	$240,804	$173,171	$204,863	$2,563,794

Sudbury [5]	4,891	5,632		2,862		400		1,326	16,118	6,398	13,850	234,084

Constancia	4,877	9,788		2,873		425		323	28,123	20,808	23,967	61,167

San Dimas	8,416	8,962		2,873		637		290	25,751	17,445	20,043	133,883

Stillwater	1,339	1,947		2,873		497		421	5,594	3,807	4,626	206,641

Other [6]	1,774	1,159		2,853		419		1,139	3,306	1,501	2,821	1,005,729

	92,681	111,297		$2,872		$445		$423	$319,696	$223,130	$270,170	$4,205,298

Silver

Peñasquito	1,754	1,976		$32.03		$4.56		$4.86	$63,271	$44,666	$54,262	$234,868

Antamina	1,087	884		32.03		6.41		8.46	28,311	15,169	22,647	483,292

Constancia	555	730		32.03		6.26		6.10	23,375	14,351	18,806	160,923

Other [7]	1,337	893		33.55		4.42		6.14	29,980	20,545	23,069	727,167

	4,733	4,483		$32.33		$5.17		$6.03	$144,937	$94,731	$118,784	$1,606,250

Palladium

Stillwater	2,661	2,457		$965		$172		$429	$2,372	$895	$1,949	$212,125

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,814

	2,661	2,457		$965		$172		$429	$2,372	$895	$1,949	$290,939

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	540	265		$12.88		$2.46		$9.18	$3,406	$327	$3,962	$228,260

Operating results									$470,411	$319,083	$394,865	$6,397,782

Other

General and administrative										$(13,525)	$(19,379)

Share based compensation										(12,181)	(17,209)

Donations and community investments										(2,693)	(2,879)

Finance costs										(1,441)	(1,161)

Other										7,520	8,790

Income tax										(42,779)	(2,234)

Total other										$(65,099)	$(34,072)	$1,341,515

										$253,984	$360,793	$7,739,297

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 34 of this MD&A.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 8 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)

Other gold interests comprised of the operating Marmato and Blackwater gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. Other includes ounces sold that were received under the delay ounce provisions of the Santo Domingo PMPA (see footnote 3 on page 8 of this MD&A for more information).

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin and Blackwater silver interests as well as the non-operating Stratoni, Aljustrel, Pascua-Lama, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [17]

Three Months Ended March 31, 2024

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	61,622	56,841		$2,073		$425		$393	$117,851	$71,396	$94,050	$2,659,099

Sudbury [4]	5,618	4,129		2,049		400		1,145	8,461	2,081	6,814	257,757

Constancia	13,897	20,123		2,073		420		316	41,723	26,910	33,263	73,912

San Dimas	7,542	7,933		2,073		631		279	16,448	9,237	11,445	142,512

Stillwater	2,637	2,355		2,073		372		510	4,883	2,806	4,008	210,267

Other [5]	623	638		2,073		374		527	1,323	748	1,084	892,983

	91,939	92,019		$2,072		$439		$404	$190,689	$113,178	$150,664	$4,236,530

Silver

Peñasquito	2,643	1,839		$23.74		$4.50		$4.06	$43,650	$27,901	$35,375	$268,758

Antamina	806	762		23.74		4.68		7.06	18,088	9,147	14,523	514,154

Constancia	640	726		23.74		6.20		6.24	17,236	8,200	12,734	175,049

Other [6]	1,393	740		23.89		4.15		4.16	17,684	11,539	15,819	603,933

	5,482	4,067		$23.77		$4.77		$5.03	$96,658	$56,787	$78,451	$1,561,894

Palladium

Stillwater	4,463	4,774		$980		$182		$445	$4,677	$1,683	$3,808	$218,542

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,786

	4,463	4,774		$980		$182		$445	$4,677	$1,683	$3,808	$297,328

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,564

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,015

Cobalt

Voisey’s Bay	240	309		$15.49		$2.96		$12.77	$4,782	$(73)	$7,006	$348,000

Operating results									$296,806	$171,575	$239,929	$6,510,767

Other

General and administrative										$(10,464)	$(15,958)

Share based compensation										(1,281)	(11,129)

Donations and community investments										(1,570)	(1,373)

Finance costs										(1,442)	(1,125)

Other										7,196	9,152

Income tax										27	(116)

Total other										$(7,534)	$(20,549)	$669,688

										$164,041	$219,380	$7,180,455

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 34 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, El Domo, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [18]

Comparative Results of Operations on a GEO Basis

	Q1 2025	Q1 2024	Change	Change

GEO Production [1,2]	151,065	158,072	(7,007)	(4.4)%

GEO Sales [2]	165,297	142,294	23,003	16.2%

Average price per GEO sold [2]	$2,846	$2,086	$760	36.4%

Revenue	$470,411	$296,806	$173,605	58.5%

Cost of sales, excluding depletion	$74,635	$61,555	$(13,080)	(21.2)%

Depletion	76,693	63,676	(13,017)	(20.4)%

Cost of Sales	$151,328	$125,231	$(26,097)	(20.8)%

Gross Margin	$319,083	$171,575	$147,508	86.0%

General and administrative	13,525	10,464	(3,061)	(29.3)%

Share based compensation	12,181	1,281	(10,900)	(850.9)%

Donations and community investments	2,693	1,570	(1,123)	(71.5)%

Earnings from Operations	$290,684	$158,260	$132,424	83.7%

Other income (expense)	7,520	7,196	324	4.5%

Earnings before finance costs and income taxes	$298,204	$165,456	$132,748	80.2%

Finance costs	1,441	1,442	1	0.1%

Earnings before income taxes	$296,763	$164,014	$132,749	80.9%

Income tax expense (recovery)	42,779	(27)	(42,806)	n.a.

Net earnings	$253,984	$164,041	$89,943	54.8%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

GEO Production

For the three months ended March 31, 2025, attributable GEO production was 151,100 ounces, with the 7,000 ounce decrease from the comparable period in 2024 being primarily attributable to the following factors:

●

10,300 ounce or 34% decrease from Peñasquito (889,000 silver ounces), primarily the result of lower grades as mining activities have transitioned back into the Peñasco pit which contains lower silver grades relative to the Chile Colorado pit;

●

10,000 ounce or 47% decrease from Constancia (comprised of 9,000 gold ounces and 85,000 silver ounces), primarily due to lower grades as more material was mined from Constancia and reclaimed from the stockpile compared with the prior year; and

●

2,000 ounce or 46% decrease from Stillwater (comprised of 1,300 gold ounces and 1,800 palladium ounces), primarily due to lower throughput as Stillwater West operations were placed into care and maintenance in September 2024; partially offset by

●

9,800 ounce or 16% increase from Salobo primarily the result of higher throughput and grades, partially offset by lower recoveries. From a throughput perspective, the three 12 mtpa lines operated at approximately 95% of capacity during Q1-2025, as compared to approximately 82% during Q1-2024;

●	3,200 ounce or 35% increase from Antamina (281,000 silver ounces), primarily due to higher grades and throughput, partially offset by lower recoveries; and

●

1,600 ounce or 125% increase from Voisey’s Bay (300,000 cobalt pounds) as the transitional period between the depletion of the Ovoid open-pit and ramp-up to full production of the Voisey’s Bay underground continues.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [19]

Net Earnings

For the three months ended March 31, 2025, net earnings amounted to $254 million, with the $90 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended March 31, 2024		$164,041
Variance in gross margin
Variance in revenue due to:
Payable gold production	$2,077
Payable silver production	(13,250)
Payable palladium production	(1,658)
Payable cobalt production	4,340
Total payable production		$(8,491)
Changes in inventory and PBND		54,728
Changes in delay ounces received [1]		875
Prices realized per ounce sold		126,493
Total increase to revenue		$173,605
Variance in cost of sales due to:
GEO payable production volume		$1,053
GEO payable production mix differences		(2,098)
Changes in inventory and PBND		(18,156)
Changes in delay ounces [1]		(864)
Cash cost per ounce		(2,525)
Depletion per ounce		(3,507)
Total increase to cost of sales		$(26,097)
Total increase to gross margin		$147,508
Other variances
General and administrative expenses (see page 21)		(3,061)
Share based compensation (see page 21)		(10,900)
Donations and community investments (see page 22)		(1,123)
Other income / expense (see page 22)		324
Finance costs (see page 22)		1
Income taxes (see page 23)		(42,806)
Total increase in net earnings		$89,943
Net earnings for the three months ended March 31, 2025		$253,984

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 8 of this MD&A for more information).

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [20]

General and Administrative

The following tables provide a breakdown of general and administrative expenses incurred for the three months ended March 31 2025 and 2024:

	Three Months Ended March 31

(in thousands)	2025	2024

General and administrative - corporate	$11,201	$8,255

General and administrative - subsidiaries	2,324	2,209

Consolidated general and administrative	$13,525	$10,464

	Three Months Ended March 31

(in thousands)	2025	2024

Salaries and benefits	$7,811	$5,717

Depreciation	301	337

Professional fees, audit and regulatory	1,851	1,586

Business travel	586	355

Business taxes	622	420

Insurance	493	514

Other	1,861	1,535

Total general and administrative	$13,525	$10,464

Share Based Compensation

	Three Months Ended March 31

(in thousands)	2025	2024

Equity settled share based compensation [1]

Stock options	$579	$674

Restricted share units	846	924

Cash settled share based compensation

PSUs	10,756	(317)

Total share based compensation	$12,181	$1,281

1)	Equity settled share based compensation is a non-cash expense.

For the three months ended March 31, 2025, share based compensation increased by $11 million relative to the comparable period in the previous year with the increase being primarily due to differences in accrued costs associated with the Company’s performance share units (“PSUs”), with the Company’s share price appreciating 45% during Q1-2025.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [21]

Donations and Community Investments

	Three Months Ended March 31

(in thousands)	2025	2024

Local donations and community investments [1]	$832	$689

Partner donations and community investments [2]	757	881

Environmental and innovation investments [3]	1,104	-

Total donations and community investments	$2,693	$1,570

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.
3)	Includes the Company’s funding of initiatives that seek to reduce environmental impacts and support innovation and efficiency in mining, including costs associated with the Future of Mining Challenge.

Other Income (Expense)

	Three Months Ended March 31

(in thousands)	2025	2024

Interest income	$8,807	$5,738

Dividend income	239	700

Foreign exchange gain (loss)	(152)	575

Gain (loss) on fair value adjustment of share purchase warrants held	623	183

Other	(1,997)	-

Total other income (expense)	$7,520	$7,196

Interest Income

For the three months ended March 31, 2025, interest income increased by $3 million, a result of the average cash balance during the period increasing from approximately $434 million with an average rate of return of 5.2% to approximately $828 million with an average rate of return of 4.2%.

Finance Costs

	Three Months Ended March 31

(in thousands)	2025	2024

Costs related to undrawn credit facilities	$1,350	$1,338

Interest expense - lease liabilities	91	74

Letter of guarantee	-	30

Total finance costs	$1,441	$1,442

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [22]

Income Tax Expense (Recovery)

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended March 31

(in thousands)	2025	2024

Current income tax expense (recovery)	$44	$59

Global minimum income tax expense	45,066	-

Total current income tax expense (recovery)	$45,110	$59

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$1,420	$225

Write down (reversal of write down) or recognition of prior period temporary differences	(3,751)	(311)

Total deferred income tax recovery	$(2,331)	$(86)

Total income tax expense (recovery) recognized in net earnings	$42,779	$(27)

Effective Tax Rate	14%	0%

For the three months ended March 31, 2025, an amount of $45 million current tax expense associated with “Global Minimum Tax (“GMT”) was recorded, with GMT being payable 15 months after year-end (18 months after year-end for the year-ended December 31, 2024). As the Global Minimum Tax Act (“GMTA”) was not enacted into law until Q2-2024, no GMT expense was reflected in the Q1-2024 results.

To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

Liquidity and Capital Resources1

As at March 31, 2025, the Company had cash and cash equivalents of $1,086 million (December 31, 2024 - $818 million) and no debt outstanding under its Revolving Facility (December 31, 2024 - $NIL).

In the opinion of management, the $1,086 million of cash and cash equivalents as at March 31, 2025, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed in the Contractual Obligations and Contingencies section on pages 26 through 28 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [23]

A summary of the Company’s cash flow activity is as follows:

Three Months Ended March 31, 2025

Cash Flows From Operating Activities

During the three months ended March 31, 2025, the Company generated operating cash flows of $361 million, with the $141 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended March 31, 2024	$219,380

Variance attributable to revenue (see page 20):	$173,605

Changes in accounts receivable	(6,115)

Total increase to cash inflows attributable to sales	$167,490

Variance attributable to cost of sales, excluding depletion:

Sales volume	$(9,890)

Sales mix differences	(666)

Cost per ounce	(2,526)

Cost related to delay ounces [1]	864

Changes in working capital, excluding accounts receivable	(336)

Total increase to cash outflows attributable to cost of sales	$(12,554)

Total increase to net cash inflows attributable to gross margin	$154,936

Other variances:

General and administrative	(3,421)

Donations and community investments	(1,506)

Share based compensation - PSUs	(6,080)

Finance costs	(36)

Income taxes	(2,118)

Other	(362)

Total increase to net cash inflows	$141,413

Operating cash inflow for the three months ended March 31, 2025	$360,793

 1) The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 8 of this MD&A for more information).

Share based compensation - PSUs Variance

The increase to cash outflows relative to PSUs during the period was due to a higher payout in the current year resulting from share price at maturity being 65% higher in 2025 relative to 2024.

Cash Flows From Financing Activities

During the three months ended March 31, 2025, the Company had net cash inflows from financing activities of $2 million, as compared to $4 million for the comparable period of the previous year, with the major sources (uses) of cash flows being as follows:

	Three Months Ended March 31

(in thousands)	2025	2024

Share purchase options exercised	2,506	3,816

Lease payments	(122)	(148)

Cash generated from financing activities	$2,384	$3,668

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [24]

Cash Flows From Investing Activities

During the three months ended March 31, 2025, the Company had net cash outflows from investing activities of $96 million, as compared to $463 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

	Three Months Ended March 31
(in thousands)	2025	2024

(Payments) repayments for the acquisition of PMPAs [1]:

Mineral Park PMPA	$(40,000)	$-

Fenix PMPA	(25,000)	-

Blackwater Silver PMPA	(30,000)	-

Platreef PMPA	-	(411,500)

Kudz Ze Kayah PMPA	-	(38,500)

El Domo PMPA	-	(100)
	$(95,000)	$(450,100)
Acquisition of long-term equity investments	-	(751)

Payments for the acquisition of new royalty agreements:

DeLamar Royalty	-	(4,875)

Mt Todd Royalty	-	(7,000)

Other	(764)	(770)

Total cash (used for) generated from investing activities	$(95,764)	$(463,496)

1) Excludes closing costs.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [25]

Contractual Obligations and Contingencies1

Mineral Stream Interests

The following tables summarize the Company’s commitments to make per ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]	Term of Agreement		Date of Original Contract
Constancia	50%	$425 [2]	Life of Mine		8-Aug-12
Salobo	75%	$429	Life of Mine		28-Feb-13
Sudbury	70%	$400	20 years		28-Feb-13
San Dimas	variable [3]	$637	Life of Mine		10-May-18
Stillwater	100%	18% [4]	Life of Mine		16-Jul-18
Marathon	100% [5]	18% [4]	Life of Mine		26-Jan-22
Other
Copper World	100%	$450	Life of Mine		10-Feb-10
Marmato	10.5% [5]	18% [4]	Life of Mine		5-Nov-20
Santo Domingo	100% [5]	18% [4]	Life of Mine		24-Mar-21
Fenix	22% [6]	20%	Life of Mine		15-Nov-21
Blackwater	8% [5]	35%	Life of Mine		13-Dec-21
El Domo	50% [5]	18% [4]	Life of Mine		17-Jan-22
Goose	2.78% [5]	18% [4]	Life of Mine		8-Feb-22
Cangrejos	6.6% [5]	18% [4]	Life of Mine		16-May-23
Platreef	62.5% [5]	$100 [5]	Life of Mine	[5]	7-Dec-21	[8]
Curraghinalt	3.05% [5]	18% [4]	Life of Mine		15-Nov-23
Kudz Ze Kayah	6.875% [7]	20%	Life of Mine		22-Dec-21	[8]
Koné	19.5% [5]	20% [9]	Life of Mine		23-Oct-24
Kurmuk	6.7% [5]	15%	Life of Mine		5-Dec-24
Early Deposit
Toroparu	10%	$400	Life of Mine		11-Nov-13
Cotabambas	25% [5]	$450	Life of Mine		21-Mar-16
Kutcho	100%	20%	Life of Mine		14-Dec-17

1)

The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 30, 2025, the fixed gold to silver exchange ratio was revised from 70:1 to 90:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
b.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
c.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
d.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
e.	El Domo – reduced to 33% once the Company has received 145,000 ounces of gold.
f.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
g.	Cangrejos – reduced to 4.4% once the Company has received 700,000 ounces of gold.
h.

Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

i.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
j.

Koné - reduced to 10.8% once the Company has received 400,000 ounces of gold, subject to adjustment if there are delays in deliveries relative to an agreed schedule, with a further reduction to 5.4% once the Company has received an additional 130,000 ounces of gold.

k.

Kurmuk – reduced to 4.8% once the Company has received 220,000 ounces of gold. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop down threshold is reached.

l.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6)

On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [26]

7)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%. BMC Minerals has a one-time buy-back option exercisable during a 30-day period following June 22, 2026, to reduce the designated gold and silver percentage by 50% through payment of $36 million to Wheaton.

8)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.
9)	Until October 23, 2029, there is a price adjustment mechanism under the Koné PMPA
a.

if the spot price of gold is less than $2,100 per ounce, the Company will pay 20% of $2,100 less 25% of the difference between $2,100 and $1,800, less 30% of the difference between $1,800 and the spot price of gold; and

b.	if the spot price is greater than $2,700 per ounce, the Company will pay 25% of the difference between $3,000 and $2,700, plus 30% of the difference between the actual spot price of gold and $3,000.

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract
Peñasquito	25%	$4.56		Life of Mine	24-Jul-07
Constancia	100%	$6.26	[2]	Life of Mine	8-Aug-12
Antamina	33.75%	20%		Life of Mine	3-Nov-15
Other
Los Filos	100%	$4.74		25 years	15-Oct-04
Zinkgruvan	100%	$4.75		Life of Mine	8-Dec-04
Stratoni	100%	$11.54		Life of Mine	23-Apr-07
Neves-Corvo	100%	$4.50		50 years	5-Jun-07
Aljustrel	100% [3]	50%		50 years	5-Jun-07
Pascua-Lama	25%	$3.90		Life of Mine	8-Sep-09
Copper World	100%	$3.90		Life of Mine	10-Feb-10
Loma de La Plata	12.5%	$4.00		Life of Mine	n/a	[4]
Marmato	100% [5]	18%	[6]	Life of Mine	5-Nov-20
Cozamin	50% [5]	10%		Life of Mine	11-Dec-20
Blackwater	50% [5]	18%	[6]	Life of Mine	13-Dec-21
El Domo	75%	18%	[6]	Life of Mine	17-Jan-22
Mineral Park	100%	18%	[6]	Life of Mine	24-Oct-23
Kudz Ze Kayah	6.875% [7]	20%		Life of Mine	22-Dec-21	[8]
Early Deposit
Toroparu	50%	$3.90		Life of Mine	11-Nov-13
Cotabambas	100% [5]	$5.90		Life of Mine	21-Mar-16
Kutcho	100%	20%		Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)

Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.

4)	Terms of the agreement not yet finalized.
5)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
a.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
b.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
c.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
d.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
6)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
7)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%. BMC Minerals has a one-time buy-back option exercisable during a 30-day period following June 22, 2026, to reduce the designated gold and silver percentage by 50% through payment of $36 million to Wheaton.

8)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [27]

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement	Date of Original Contract

Palladium
Stillwater	4.5% [2]	18% [3]	Life of Mine	16-Jul-18
Platreef	5.25% [2]	30% [2]	Life of Mine [2]	7-Dec-21	[4]

Platinum
Marathon	22% [2]	18% [3]	Life of Mine	26-Jan-22
Platreef	5.25% [2]	30% [2]	Life of Mine [2]	7-Dec-21	[4]

Cobalt
Voisey’s Bay	42.4% [2]	18% [3]	Life of Mine	11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.

Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

Other Contractual Obligations and Contingencies

		Projected Payment Dates [1]

(in thousands)		2025		2026 - 2027		2028 - 2029		After 2029		Total

Payments for mineral stream interests & royalty
Salobo	$	144,000	$	-	$	16,000	$	64,000	$	224,000
Copper World [2]		-		131,429		99,721		-		231,150
Marmato		81,984		-		-		-		81,984
Santo Domingo		-		162,500		97,500		-		260,000
Fenix Gold		100,000		-		-		-		100,000
El Domo		43,875		131,625		-		-		175,500
Marathon		-		-		139,121		-		139,121
Cangrejos		3,100		-		252,000		-		255,100
Curraghinalt		-		-		-		55,000		55,000
Loma de La Plata		-		-		-		32,400		32,400
Kudz Ze Kayah		-		5,000		-		-		5,000
Koné		312,500		312,500		-		-		625,000
Kurmuk		131,250		-		-		-		131,250

Payments for early deposit mineral stream interest
Cotabambas		-		-		-		126,000		126,000
Toroparu		-		-		-		138,000		138,000
Kutcho		-		-		-		58,000		58,000

Leases liabilities		652		1,948		2,036		5,931		10,567

Total contractual obligations	$	817,361	$	745,002	$	606,378	$	479,331	$	2,648,072

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	Figure includes contingent transaction costs of $1 million.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [28]

Salobo

The Salobo mine historically had a mill throughput capacity of 24 Mtpa and is currently ramping up to full capacity of 36 Mtpa, expected in the first half of 2025. If actual throughput is expanded above 35 Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale ranging from $52 million if throughput is expanded beyond 35 Mtpa by January 1, 2031, to up to $144 million if throughput is expanded beyond 35 Mtpa by January 1, 2026. On March 4, 2025, Vale informed the Company that it had achieved a sustained throughput capacity of over 35 Mtpa over a 90-day period, indicating completion of the second phase of the Salobo III expansion project. The Company advanced the remaining balance of the expansion payment to Vale in the amount of $144 million on April 4, 2025.

In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan, with payments to be made for each year the high-grade plan is achieved.

Copper World Complex

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Marmato

Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $82 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo

Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Fenix

Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 additional upfront cash payments of $100 million, payable subject to certain customary conditions. Wheaton has also provided a $20 million secured standby loan facility.

El Domo

Under the terms of the El Domo PMPA, the Company is committed to pay additional upfront cash payments of $175.5 million, which includes $0.25 million which will be paid to support certain local community development initiatives around the El Domo project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $139 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos

Under the terms of the Cangrejos PMPA, the Company is committed to pay additional upfront consideration of $255 million. Of this amount, $3 million was paid on April 17, 2025 and the remainder is to be paid in three staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Curraghinalt

Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

Loma de La Plata

Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [29]

Mineral Park

The Company has entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, to help support the mine construction if necessary, once the full upfront consideration under the stream has been paid.

Kudz Ze Kayah

Under the terms of the Kudz Ze Kayah PMPA (“KZK”), an additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones.

Koné

Under the terms of the Koné PMPA, the Company is committed to pay upfront consideration of $625 million in four equal installment payments during construction, subject to certain customary conditions. The first installment of $156 million was paid on April 17, 2025. The Company has also provided Montage Gold Corp., with a secured debt facility of up to $75 million to be allocated to project costs, including cost overruns, prior to completion of construction and once the full upfront consideration under the Koné PMPA has been paid.

Kurmuk

Under the terms of the Kumuk PMPA, the Company is committed to pay additional upfront consideration of $131 million in three equal installment payments during construction, subject to customary conditions.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro Minerals Ltd., additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [30]

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital

During the three months ended March 31, 2025, a total of 62,041 share purchase options were exercised at a weighted average exercise price of Cdn$55.90 per option, resulting in total cash proceeds to the Company in the amount of $2 million. During the three months ended March 31, 2024, the Company received proceeds of $4 million from the exercise of 158,148 share purchase options at a weighted average exercise price of Cdn$33.20 per option.

During the three months ended March 31, 2025, the Company released 69,129 RSUs, as compared to 68,277 RSUs during the comparable period of the previous year.

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

As of May 8, 2025, there were 453,835,604 outstanding common shares, 1,150,363 share purchase options and 315,376 restricted share units.

At the Market Equity Program

The Company established an at-the-market equity program (the “ATM Program”) to allow the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements.

Wheaton intended that the net proceeds from the ATM Program, if any, would be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. Given the strength of Wheaton’s balance sheet and forecasted cash flows, the Company has elected to not renew the ATM Program, under which no shares have been issued as of March 31, 2025.

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 12 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

New Accounting Standards Effective in 2025

Amendment to IAS 21 - Lack of Exchangeability

Effective January 1, 2025, the Company adopted the Amendment to IAS 21 - Lack of Exchangeability. The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not, as well as associated disclosure requirements when it is concluded a currency is not exchangeable. The adoption of this amendment had no impact on the condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [31]

Non-GAAP Measures

Wheaton has included, throughout this document, certain non-GAAP performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2025	2024

Net earnings	$253,984	$164,041

Add back (deduct):

(Gain) loss on fair value adjustment of share purchase warrants held	(623)	(183)

Deferred income tax (expense) recovery recognized in the Statement of OCI	(2,351)	(96)

Other	(185)	(173)

Adjusted net earnings	$250,825	$163,589

Divided by:

Basic weighted average number of shares outstanding	453,692	453,094

Diluted weighted average number of shares outstanding	454,428	453,666

Equals:

Adjusted earnings per share - basic	$0.553	$0.361

Adjusted earnings per share - diluted	$0.552	$0.361

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [32]

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2025	2024

Cash generated by operating activities	$360,793	$219,380

Divided by:

Basic weighted average number of shares outstanding	453,692	453,094

Diluted weighted average number of shares outstanding	454,428	453,666

Equals:

Operating cash flow per share - basic	$0.795	$0.484

Operating cash flow per share - diluted	$0.794	$0.484

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [33]

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS Accounting Standards. In addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended March 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2025	2024

Cost of sales	$151,328	$125,231

Less: depletion	(76,693)	(63,676)

Less: cost of sales related to delay ounces [1]	(864)	-

Cash cost of sales	$73,771	$61,555

Cash cost of sales is comprised of:

Total cash cost of gold sold	$49,512	$40,362

Total cash cost of silver sold	23,186	19,411

Total cash cost of palladium sold	423	869

Total cash cost of cobalt sold	650	913

Total cash cost of sales	$73,771	$61,555

Divided by:

Total gold ounces sold	111,297	92,019

Total silver ounces sold	4,483	4,067

Total palladium ounces sold	2,457	4,774

Total cobalt pounds sold	265	309

Equals:

Average cash cost of gold (per ounce)	$445	$439

Average cash cost of silver (per ounce)	$5.17	$4.77

Average cash cost of palladium (per ounce)	$172	$182

Average cash cost of cobalt (per pound)	$2.46	$2.96

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 8 of this MD&A for more information).

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [34]

iv.

Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2025	2024

Gross margin	$319,083	$171,575

Add back: depletion	76,693	63,676

Add back: cost of sales related to delay ounces [1]	864	-

Cash operating margin	$396,640	$235,251

Cash operating margin is comprised of:

Total cash operating margin of gold sold	$270,184	$150,327

Total cash operating margin of silver sold	121,751	77,247

Total cash operating margin of palladium sold	1,949	3,808

Total cash operating margin of cobalt sold	2,756	3,869

Total cash operating margin	$396,640	$235,251

Divided by:

Total gold ounces sold	111,297	92,019

Total silver ounces sold	4,483	4,067

Total palladium ounces sold	2,457	4,774

Total cobalt pounds sold	265	309
Equals:

Cash operating margin per gold ounce sold	$2,427	$1,633

Cash operating margin per silver ounce sold	$27.16	$19.00

Cash operating margin per palladium ounce sold	$793	$798

Cash operating margin per cobalt pound sold	$10.42	$12.53

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 8 of this MD&A for more information).

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [35]

Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend is fixed at $0.165 per common share for 2025. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On May 8, 2025, the Board of Directors declared a dividend in the amount of $0.165 per common share, with this dividend being payable to shareholders of record on May 28, 2025 and is expected to be distributed on or about June 10, 2025. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in the Company’s internal controls over financial reporting during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [36]

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2024, unless otherwise noted.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [37]

Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,41)

		December 31, 2024 (6)										December 31, 2023

		Proven			Probable			Proven & Probable				Proven & Probable
Asset	Interest	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Process Recovery % (7)	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs
Gold
Black Pine Royalty (32)	0.5%	-	-	-	1.5	0.32	0.02	1.5	0.32	0.02	70%	-	-	-
Blackwater (11,27)	8%	23.4	0.74	0.56	0.7	0.80	0.02	24.1	0.74	0.57	91%	24.1	0.74	0.57
Cangrejos (11,31)	6.6%	-	-	-	43.5	0.55	0.76	43.5	0.55	0.76	85%	43.5	0.55	0.76
Constancia	50%	226.0	0.04	0.30	32.5	0.04	0.04	258.5	0.04	0.34	61%	273.9	0.05	0.43
Copper World Complex (21)	100%	319.4	0.03	0.27	65.7	0.02	0.04	385.1	0.02	0.31	60%	385.1	0.02	0.31
Curraghinalt (11,33)	3.05%	0.002	9.14	0.001	0.4	6.43	0.08	0.4	6.45	0.08	94%	0.4	6.45	0.08
DeLamar Royalty(37)	1.5%	0.2	0.46	0.00	1.2	0.39	0.02	1.4	0.40	0.02	72%	1.4	0.40	0.02
El Domo (11,29)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	-	-	-
Fenix (11,26)	22%	8.3	0.50	0.13	6.8	0.45	0.10	15.1	0.48	0.23	75%	15.1	0.48	0.23
Goose (11,30)	2.78%	-	-	-	0.3	6.82	0.07	0.3	6.82	0.07	93%	0.5	5.97	0.10
Koné (11,38)	19.5%	-	-	-	26.7	0.72	0.62	26.7	0.72	0.62	89%	26.7	0.72	0.62
Kudz Ze Kayah (11,34)	7.27%	-	-	-	1.1	1.32	0.05	1.1	1.32	0.05	64%	1.1	1.32	0.05
Kurmuk (11,39)	6.7%	1.5	1.51	0.07	2.6	1.35	0.11	4.1	1.41	0.18	92%	4.1	1.41	0.18
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Marathon (11,28)	100%	111.6	0.07	0.26	12.3	0.06	0.03	123.8	0.07	0.28	71%	124.2	0.07	0.28
Marmato (11,15)	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.2	3.16	0.33	90%	3.3	3.16	0.33
Mt Todd Royalty (11,36)	1%	0.7	0.84	0.02	1.7	0.75	0.04	2.4	0.77	0.06	92%	2.4	0.77	0.06
Platreef (11,35)	62.5%	-	-	-	72.3	0.29	0.67	72.3	0.29	0.67	79%	69.8	0.30	0.67
Salobo (10)	75%	194.3	0.37	2.31	599.0	0.34	6.54	793.2	0.35	8.85	72%	816.7	0.35	9.24
San Dimas (14)	25%	0.3	3.16	0.03	0.5	2.63	0.04	0.8	2.84	0.07	95%	0.9	3.11	0.09
Santo Domingo (11,25)	100%	125.9	0.07	0.28	293.5	0.04	0.33	419.4	0.05	0.61	56%	392.3	0.04	0.51
Stillwater (13)	100%	9.5	0.34	0.10	35.1	0.37	0.41	44.5	0.36	0.52	69%	60.4	0.37	0.72
Sudbury (11)	70%	7.7	0.34	0.08	20.3	0.23	0.15	28.0	0.26	0.24	75%	28.4	0.27	0.25

Total Gold				4.68			10.68			15.36				15.70
Silver
Aljustrel (19)	100%	6.1	44.5	8.7	18.2	43.0	25.2	24.3	43.4	33.9	26%	35.5	44.5	50.7
Antamina (10,11,18)	33.75%
Copper		66.7	8.1	17.4	64.0	9.4	19.3	130.6	8.7	36.7	75%	53.7	7.9	13.7
Copper-Zinc		16.9	18.1	9.8	38.1	19.2	23.5	55.0	18.8	33.3	75%	22.6	17.0	12.4
Blackwater (11,27)	50%	165.2	5.8	30.7	4.7	5.8	0.9	169.9	5.8	31.6	61%	166.5	5.8	31.0
Constancia	100%	451.9	2.6	38.4	65.0	1.8	3.7	516.9	2.5	42.1	70%	547.7	2.7	47.3
Copper World Complex (21)	100%	319.4	5.7	58.3	65.7	4.3	9.1	385.1	5.4	67.4	76%	385.1	5.4	67.4
Cozamin (11,20)	50%
Copper		-	-	-	3.5	41.8	4.7	3.5	41.8	4.7	86%	3.9	42.9	5.4
Zinc		-	-	-	0.5	50.9	0.9	0.5	50.9	0.9	60%	0.5	50.9	0.9
DeLamar Royalty (37)	1.5%	0.2	23.3	0.1	1.2	16.5	0.6	1.4	17.3	0.8	37%	1.4	17.3	0.8
El Domo (11,29)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	-	-	-
Kudz Ze Kayah (11,34)	7.21%	-	-	-	1.1	137.5	4.8	1.1	137.5	4.8	86%	1.1	137.5	4.8
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Los Filos (11,40)	100%	13.0	4.2	1.8	57.8	6.0	11.1	70.7	5.6	12.8	10%	118.2	6.7	25.6
Marmato (11,15)	100%	2.1	16.4	1.1	27.6	5.3	4.7	29.7	6.1	5.8	34%	30.2	6.1	5.9
Mineral Park	100%	93.2	2.4	7.3	95.0	2.4	7.3	188.3	2.4	14.6	61%	183.7	2.5	14.6
Neves-Corvo	100%
Copper		2.7	31.9	2.7	17.4	31.6	17.7	20.1	31.6	20.5	24%	21.2	33.0	22.5
Zinc		4.1	67.4	8.8	14.6	60.7	28.6	18.7	62.2	37.4	30%	21.6	63.2	43.8
Peñasquito (10)	25%	24.6	34.2	27.1	39.5	28.5	36.2	64.2	30.7	63.3	82%	72.8	33.4	78.2
San Dimas (14)	25%	0.3	253.2	2.6	0.5	240.5	3.8	0.8	245.5	6.4	94%	0.9	259.7	7.6
Zinkgruvan	100%
Zinc		3.9	65.0	8.2	7.4	83.0	19.6	11.3	76.7	27.8	83%	11.0	73.6	26.1
Copper		1.4	32.7	1.4	0.2	35.2	0.2	1.6	33.1	1.7	70%	1.4	35.0	1.6

Total Silver				232.9			236.3			469.2				475.7
Palladium
Platreef (11,35)	5.25%	-	-	-	5.7	1.9	0.35	5.7	1.9	0.35	87%	5.5	2.0	0.35
Stillwater (11,13)	4.5%	0.3	10.2	0.10	1.1	10.4	0.38	1.4	10.3	0.48	90%	1.6	10.6	0.55

Total Palladium				0.10			0.73			0.83				0.90
Platinum
Marathon (11,28)	22%	25.4	0.2	0.17	2.8	0.2	0.01	28.2	0.2	0.18	76%	28.1	0.2	0.18
Platreef (11,35)	5.25%	-	0.0	-	5.7	1.9	0.34	5.7	1.9	0.34	87%	5.5	1.9	0.34

Total Platinum				0.17			0.35			0.52				0.52
Cobalt
Voisey’s Bay (11,22)	42.4%	5.9	0.10	13.6	6.5	0.12	17.0	12.4	0.11	30.6	84%	13.2	0.11	32.3

Total Cobalt				13.6			17.0			30.6				32.3

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [38]

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,41)

		December 31, 2024 (6)

		Measured			Indicated			Measured & Indicated			Inferred
	Interest	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs
Gold
Black Pine Royalty (32)	0.5%	-	-	-	0.5	0.32	0.01	0.5	0.32	0.01	0.5	0.23	0.004
Blackwater (11,27)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Cangrejos (11,31)	6.6%	-	-	-	20.6	0.38	0.25	20.6	0.38	0.25	13.0	0.39	0.16
Constancia	50%	46.4	0.04	0.06	43.5	0.04	0.05	89.8	0.04	0.11	20.5	0.07	0.05
Copper World Complex (21)	100%	424.0	0.02	0.30	191.0	0.02	0.10	615.0	0.02	0.40	192.0	0.01	0.08
Cotabambas (12,23)	25%	-	-	-	126.8	0.20	0.82	126.8	0.20	0.82	105.9	0.17	0.57
Curraghinalt (11,33)	3.05%	-	-	-	-	-	-	-	-	-	0.2	12.24	0.07
DeLamar Royalty (37)	1.5%	0.1	0.27	0.001	1.0	0.21	0.01	1.0	0.21	0.01	0.4	0.25	0.00
El Domo (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Fenix (11,26)	22%	2.4	0.34	0.03	8.5	0.34	0.09	10.9	0.34	0.12	3.2	0.33	0.03
Goose (11,30)	2.78%	-	-	-	0.1	4.31	0.01	0.1	4.31	0.01	0.2	7.54	0.04
Koné (11,38)	19.5%	-	-	-	4.7	0.43	0.06	4.7	0.43	0.06	2.4	0.54	0.04
Kudz Ze Kayah (11,34)	7.27%	-	-	-	0.2	1.64	0.01	0.2	1.64	0.01	0.0	1.18	0.00
Kurmuk (11,39)	6.7%	0.2	1.30	0.01	0.5	1.35	0.02	0.6	1.34	0.03	0.4	1.62	0.02
Kutcho (12)	100%	0.41	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Marathon (11,28)	100%	32.4	0.06	0.06	44.9	0.06	0.08	77.3	0.06	0.15	20.0	0.04	0.03
Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.15
Metates Royalty (17)	0.5%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01
Mt Todd Royalty (11,36)	1%	0.0	1.15	0.0001	0.1	1.50	0.01	0.1	1.49	0.01	0.4	0.77	0.01
Platreef (11,35)	62.5%	-	-	-	7.7	0.26	0.07	7.7	0.26	0.07	15.8	0.26	0.13
Salobo (10)	75%	16.8	0.17	0.09	396.8	0.24	3.01	413.6	0.23	3.10	204.0	0.29	1.87
San Dimas (14)	25%	0.2	4.01	0.03	0.4	1.60	0.02	0.6	2.49	0.05	1.3	2.89	0.124
Santo Domingo (11,25)	100%	2.0	0.02	0.001	72.3	0.03	0.07	74.3	0.03	0.07	154.1	0.03	0.13
Stillwater (13)	100%	16.3	0.37	0.20	18.8	0.35	0.21	35.1	0.36	0.40	91.2	0.39	1.14
Sudbury (11)	70%	4.0	0.70	0.09	4.3	0.23	0.03	8.2	0.45	0.12	1.1	0.40	0.014
Toroparu (12,16)	10%	4.2	1.45	0.20	7.3	1.46	0.34	11.5	1.45	0.54	2.1	1.71	0.117

Total Gold				1.13			5.72			6.86			4.97
Silver
Aljustrel (19)	100%	16.6	46.4	24.7	18.5	41.8	24.9	35.1	44.0	49.6	26.8	42.4	36.4
Antamina (10,11,18)	33.75%
Copper		29.0	6.5	6.1	50.6	8.6	14.0	79.7	7.8	20.1	206.8	9.1	60.7
Copper-Zinc		6.1	25.9	5.1	19.9	17.5	11.2	26.0	19.5	16.3	82.8	15.6	41.4
Blackwater (11,27)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Constancia	100%	92.7	2.2	6.7	86.9	2.2	6.3	179.6	2.2	12.9	40.9	3.7	4.8
Copper World Complex (21)	100%	424.0	4.1	55.9	191.0	3.5	21.5	615.0	3.9	77.4	192.0	3.1	19.1
Cotabambas (12,23)	100%	-	-	-	507.3	2.4	39.5	507.3	2.4	39.5	423.6	2.5	34.5
Cozamin (11,20)	50%
Copper		0.2	53.8	0.3	4.1	40.0	5.2	4.2	40.6	5.5	2.8	41.9	3.8
Zinc		-	-	-	1.3	36.4	1.5	1.3	36.4	1.5	1.7	33.8	1.8
DeLamar Royalty (37)	1.5%	0.1	12.9	0.0	1.0	10.0	0.3	1.0	10.2	0.3	0.4	8.4	0.1
El Domo (11,29)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Kudz Ze Kayah (11,34)	7.21%	-	-	-	0.2	186.4	1.4	0.2	186.4	1.4	0.0	143.4	0.2
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Marmato (11,15)	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.8	3.2	1.8
Metates Royalty (17)	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3
Mineral Park	100%	45.0	2.0	2.8	377.3	2.1	25.0	422.3	2.0	27.8	382.7	1.2	14.8
Neves-Corvo	100%
Copper		5.1	48.6	7.9	30.1	48.9	47.3	35.2	48.8	55.3	21.1	25.3	17.2
Zinc		9.6	61.7	19.1	35.0	57.6	64.9	44.7	58.5	84.0	4.0	56.8	7.3
Peñasquito (10)	25%	12.1	27.2	10.5	40.8	24.8	32.6	52.8	25.4	43.1	5.3	25.4	4.3
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
San Dimas (14)	25%	0.2	291.8	2.2	0.4	161.2	2.0	0.6	209.5	4.2	1.3	249.9	10.7
Stratoni	100%	-	-	-	1.4	151.7	6.8	1.4	151.7	6.8	1.8	166.5	9.7
Toroparu (12,16)	50%	21.2	1.8	1.2	36.3	1.2	1.4	57.5	1.4	2.7	10.6	0.8	0.3
Zinkgruvan	100%
Zinc		3.6	88.1	10.3	3.8	68.9	8.4	7.4	78.3	18.7	14.5	100.0	46.8
Copper		0.9	33.7	1.0	0.3	37.5	0.3	1.2	34.6	1.3	0.2	30.0	0.2

Total Silver				179.6			525.0			704.6			330.1
Palladium
Platreef (11,35)	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.5	0.02
Stillwater (11,13)	4.5%	0.2	11.0	0.06	0.2	9.6	0.06	0.4	10.3	0.12	0.9	10.9	0.32

Total Palladium				0.06			0.07			0.13			0.34
Platinum
Marathon (11,28)	22.0%	7.6	0.1	0.04	10.5	0.1	0.04	18.1	0.1	0.08	4.5	0.1	0.01
Platreef (11,35)	5.25%	-	0.0	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.4	0.02

Total Platinum				0.04			0.06			0.09			0.04
Cobalt
Voisey’s Bay (11,22)	42.4%	0.5	0.06	0.6	0.4	0.07	0.6	0.9	0.06	1.2	2.8	0.12	7.4

Total Cobalt				0.6			0.6			1.2			7.4

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [39]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and

b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Aljustrel mines, Blackwater project, Cangrejos project, Cozamin mine, El Domo project, Curraghinalt project, Fenix project, Goose project, Kudz Ze Kayah project, Kutcho project, Marathon project, Neves-Corvo mine, Platreef project, San Dimas mine, Santo Domingo project and Zinkgruvan mine report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2024 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.

Mineral Resources for Aljustrel’s Feitais, Moinho and São João mines are reported as of December 31, 2023, and the Estação project as of September 2022. Mineral Reserves for Feitais, Moinho and Estação are reported as of December 31, 2023.

b.	Mineral Resources and Mineral Reserves for the Black Pine project are reported as of June 1, 2024.

c.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.

d.	Mineral Resources for the Brewery Creek project are reported as of May 31, 2020.

e.	Mineral Resources for the Cangrejos project are reported as of January 30, 2023 and Mineral Reserves as of March 30, 2023.

f.	Mineral Resources and Mineral Reserves for the Copper World Complex project are reported as of July 1, 2023.

g.	Mineral Resources for the Cotabambas project are reported as of November 20, 2023.

h.	Mineral Resources for the El Domo project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.

i.	Mineral Resources for the Curraghinalt project are reported as of May 10, 2018 and Mineral Reserves as of February 25, 2022.

j.	Mineral Resources for the DeLamar project are reported as of August 25, 2023 and Mineral Reserves as of January 24, 2022.

k.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of October 16, 2023.

l.

Mineral Resources for the Koné project are reported as of January 31, 2025 for the satellite and Gbongogo deposits and as of February 20, 2025 for the Koné deposit. Mineral Reserves are reported as of January 15, 2024.

m.	Mineral Resources for the Kudz Ze Kayah project are reported as of May 31, 2017 and Mineral Reserves as of June 30, 2019.

n.	Mineral Resources for the Kutcho project are reported as of July 30, 2021 and Mineral Reserves are reported as of November 8, 2021.

o.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

p.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.

q.	Mineral Resources and Mineral Reserves for the Marathon project are reported as of November 1, 2024.

r.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.

s.	Mineral Resources for the Metates royalty are reported as of January 28, 2023.

t.	Mineral Resources for the Mineral Park project are reported as of January 31, 2025 and Mineral Reserves as of February 10, 2025.

u.	Mineral Resources and Mineral Reserves for the Platreef project are reported as of February 15, 2025.

v.	Mineral Resources and Mineral Reserves for the Santo Domingo project are reported as of March 31, 2024.

w.	Mineral Resources for the Stratoni mine are reported as of September 30, 2024.

x.	Mineral Resources for the Toroparu project are reported as of February 10, 2023.

7.

Process recoveries are the Company’s estimated average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 2.5% zinc cut-off for the Feitais and Moinho mines and the Estação project.

b.	Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.54 per pound copper, $1.15 per pound zinc, $11.10 per pound molybdenum and $21.46 per ounce silver.

c.	Black Pine – 0.1 grams per tonne gold cut-off assuming $1,650 per ounce gold.

d.	Blackwater project – NSR cut-off of Cdn$13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.

e.	Cangrejos project - declining NSR cut-offs of between $23.00 and $7.76 per tonne assuming $1,500 per ounce gold, $3.00 per pound copper and $18.00 per ounce silver.

f.

Constancia mine – NSR cut-off of $6.40 per tonne for Pampacancha and $7.30 per tonne for Constancia assuming $1,900 per ounce gold, $23.00 per ounce silver, $4.15 per pound copper and $15.00 per pound molybdenum.

g.	Copper World Complex project – $4.00 per pound copper, $12.00 per pound molybdenum, $23.00 per ounce silver and $1,700 per ounce gold.

h.

Cozamin mine - NSR cut-off of $60.54 per tonne for long-hole and $65.55 per tonne for cut and fill for MNV and MNFWZ, and $82.78 per tonne for both mining methods at MNV West, assuming $3.55 per pound copper for MNV and MNFWZ and $3.75 per pound for MNV West, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

i.	Curraghinalt project - 3.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

j.	DeLamar project – NSR cut-offs of $3.55 and $3.65 per tonne for Florida Mountain and DeLamar oxide leach and $4.20 and $4.65 per

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [40]

tonne for Florida Mountain and DeLamar mixed leach, all assuming $1,650 per ounce gold and $21.00 per ounce silver.

k.	El Domo project - NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21.00 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.

l.	Fenix project – 0.235 grams per tonne gold cut-off assuming $1.650 per ounce gold.

m.	Goose project – 1.65 grams per tonne gold cut-off for open pit and 4.64 grams per tonne for underground, assuming $1,750 per ounce gold.

n.	Koné project – gold grade cut-offs ranging from 0.19 to 0.49 grams per tonne assuming $1,550 per ounce gold.

o.

Kudz Ze Kayah project - NSR cut-off of Cdn$29.30 per tonne for open pit and Cdn$173.23 per tonne for underground assuming $1,310 per ounce gold, $18.42 per ounce silver, $3.08 per pound copper, $0.94 per pound lead and $1.10 per pound zinc.

p.	Kurmuk project - gold grade cut-offs ranging from 0.30 to 0.45 grams per tonne assuming $1,500 per ounce gold.

q.

Kutcho project – NSR cut-offs of Cdn$38.40 per tonne for oxide ore and Cdn$55.00 per tonne for sulfide for the open pit and Cdn$129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

r.

Los Filos mine – Variable breakeven cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 - $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

s.	Marathon project - NSR cut-off of Cdn$16.00 per tonne assuming $1,525 per ounce palladium, $950 per ounce platinum, $4.00 per pound copper, $2,000 per ounce gold and $24.00 per ounce silver.

t.	Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.

u.	Mineral Park project - NSR cut-off of $10.47 per tonne assuming $3.75 per pound copper, $19.00 per pound molybdenum and $21.50 per ounce silver.

v.	Mt Todd project – 0.35 grams per tonne gold cut-off for the Batman deposit and zero cut-off for the Heap Leach, assuming $1,600 per ounce gold.

w.

Neves-Corvo mine – NSR cut-offs ranging from EUR 60 to 80 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.85 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

x.	Peñasquito mine - $1,700 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $1.20 per pound zinc.

y.

Platreef project - declining NSR cut-offs of between $155 and $80 per tonne assuming $1,600 per ounce platinum, $815 per ounce palladium, $1,300 per ounce gold, $1,500 per ounce rhodium, $8.90 per pound nickel and $3.00 per pound copper.

z.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $3.52 per pound copper.

aa.	San Dimas mine – $2,200 per ounce gold and $26.00 per ounce silver.

bb.	Santo Domingo project – NSR cut-off of $9.77 per tonne assuming $3.75 per pound copper, $1,400 per ounce gold and $69 to $115 per tonne iron.

cc.	Stillwater mines - combined platinum and palladium cut-off of 11.1 grams per tonne for Stillwater and 8.8 grams per tonne for East Boulder assuming $1,172 per ounce 2E PGM prices.

dd.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.

ee.

Voisey’s Bay mines – NSR cut-offs of Cdn $28.35 per tonne for Discovery Hill Open Pit, Cdn$230 to $250 per tonne for Reid Brook and Cdn$210 to $250 per tonne for Eastern Deeps all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

ff.

Zinkgruvan mine – NSR cut-offs ranging from SEK 1,100 to 1,350 per tonne depending on area and mining method for both the zinc and lead Mineral Reserves and SEK 1,120 per tonne for the copper Mineral Reserves assuming $3.85 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 2.5% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.

b.

Antamina mine - $6,000 per hour of mill operation cut-off for the open pit and $53.80 per tonne NSR cut-off for the undergound, both assuming $3.50 per pound copper, $1.25 per pound zinc, $13.30 per pound molybdenum and $24.63 per ounce silver.

c.	Black Pine – 0.1 grams per tonne gold cut-off assuming $2,000 per ounce gold.

d.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

e.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.

f.	Cangrejos project - 0.25 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold, $3.50 per pound copper, $11.00 per pound molybdenum and $21.00 per ounce silver.

g.

Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,900 per ounce gold, $23.00 per ounce silver, $4.15 per pound copper and $15.00 per pound molybdenum.

h.

Copper World Complex project – 0.1% copper cut-off and an oxidation ratio of lower than 50%, assuming $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver, and $1,650 per ounce gold.

i.	Cotabambas project – 0.15% copper equivalent cut-off assuming $1,850 per ounce gold, $23.00 per ounce silver, $4.25 per pound copper and $20.00 per pound molybdenum.

j.	Cozamin mine – NSR cut-off of $59.00 per tonne assuming $3.75 per pound copper, $22.00 per ounce silver, $1.00 per pound lead and $1.35 per pound zinc.

k.	Curraghinalt project – 5.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

l.

DeLamar project – 0.17 grams per tonne gold equivalent cut-off for oxide leach and mixed leach and 0.1 grams per tonne gold equivalent cut-off for stockpile, all assuming $1,800 per ounce gold and $21.00 per ounce silver.

m.

El Domo project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24.00 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

n.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,800 per ounce gold.

WHEATON PRECIOUS METALS 2025 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [41]

o.	Goose project – 0.9 grams per tonne gold cut-off for open pit and 2.2 grams per tonne for underground, assuming $2,100 per ounce gold.

p.

Koné project - 0.2 grams per tonne gold cut-off for the Koné deposit, 0.5 grams per tonne for the Gbongogo, Gbongogo South, Koban North, Sena, Diouma North and Lokolo Main deposits and 0.6 grams per tonne for the Yere North and ANV deposits, all assuming a gold price of $2,000 per ounce.

q.

Kudz Ze Kayah project – NSR cut-off of Cdn$25 per tonne for open pit and Cdn$95 per tonne for underground assuming $1,300 per ounce gold, $20.00 per ounce silver, $3.50 per pound copper, $1.05 per pound lead and $1.50 per pound zinc.

r.	Kurmuk project - gold grade cut-off of 0.5 grams per tonne assuming a gold price of $1,800 per ounce.

s.

Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

t.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

u.

Marathon project – NSR cut-off of Cdn$13.60 per tonne for the Marathon project assuming $1,550 per ounce palladium, $1,100 per ounce platinum, $4.25 per pound copper, $2,300 per ounce gold and $27.00 per ounce silver. NSR cut-off of Cdn$13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

v.	Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.

w.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.

x.	Mineral Park project – NSR cut-off of $8.82 per tonne assuming $4.25 per pound copper, $21.00 per pound molybdenum and $27.00 per ounce silver.

y.	Mt Todd project – 0.4 grams per tonne gold cut-off for the Batman and Quigleys deposits and zero cut-off for Heap Leach, assuming $1,300 per ounce gold.

z.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource.

aa.	Pascua-Lama project – $1,700 per ounce gold, $21.00 per ounce silver and $3.75 per pound copper.

bb.	Peñasquito mine - $2,000 per ounce gold, $23.00 per ounce silver, $1.00 per pound lead and $1.30 per pound zinc.

cc.

Platreef project - 2.0 grams per tonne 3PE + Au (platinum, palladium, rhodium and gold) cut-off assuming $1,200 per ounce platinum, $1,130 per ounce palladium, $2,170 per ounce gold, $5,000 per ounce rhodium, $8.50 per pound nickel and $4.25 per pound copper.

dd.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $4.09 per pound copper.

ee.	San Dimas mine – NSR cut-off of $174 per tonne assuming $2,400 per ounce gold and $28.00 per ounce silver.

ff.	Santo Domingo project – NSR cut-off of $9.85 per tonne assuming $4.10 per pound copper, $1,600 per ounce gold and $95 to $140 per tonne iron.

gg.	Stillwater mines – combined platinum and palladium cut-off of 9.7 grams per tonne for Stillwater and 7.2 grams per tonne for East Boulder assuming $1,350 per ounce 2E PGM prices.

hh.	Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.

ii.

Sudbury mines - $1,000 to $1,950 per ounce gold, $6.07 to $8.53 per pound nickel, $2.77 to $4.31 per pound copper, $1,124 to $1,350 per ounce platinum, $925 to $1,450 per ounce palladium and $20.41 to $25.54 per pound cobalt.

jj.	Toroparu project – 0.50 grams per tonne gold cut-off for open pit and 1.5 grams per tonne for underground assuming $1,650 per ounce gold.

kk.

Voisey’s Bay mines – NSR cut-off of Cdn $28.35 per tonne for Discovery Hill Open Pit and Cdn$230 to $250 per tonne for Reid Brook and Cdn$210 to $250 per tonne for Discovery Hill Underground, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

ll.

Zinkgruvan mine – NSR cut-offs ranging from SEK 900 to 1,150 per tonne depending on area and mining method for the zinc Mineral Resources and NSR cut-off of SEK 900 per tonne for the copper Mineral Resources assuming $4.43 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

10.	The scientific and technical information in these tables regarding the Antamina, Peñasquito and Salobo mines was sourced by the Company from the following filed documents:

a.	Antamina – Teck Resources Annual Information Form filed on SEDAR on February 19, 2025.

b.	Peñasquito – Newmont’s December 31, 2024 Resources and Reserves press release dated February 20, 2025 and

c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.

11.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Los Filos silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, El Domo gold and silver interests, Stillwater palladium interest, Cangrejos gold interest, Curraghinalt gold interest, Kudz Ze Kayah gold and silver interests, Platreef gold, palladium and platinum interests, Mt Todd royalty, Koné gold interest, Kurmuk gold interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.

The Stillwater PMPA provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

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The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310,000 ounces are delivered and 5.25% of gold production thereafter, as well as 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.

Under the Company’s Toroparu Early Deposit Agreement, the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s Metates Royalty entitles the Company to a 0.5% net smelter return royalty.

18.

The Antamina PMPA provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

20.

The new Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

21.	The Copper World Complex Mineral Resources and Mineral Reserves do not include the Leach material.

22.

The Voisey’s Bay PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.

Under the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

24.

Under the Brewery Creek Royalty, the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek project, above which the NSR will increase to 2.75%. Victoria Gold has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0 million. Attributable resources have been calculated on the 2.0% / 2.75% basis.

25.

The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

26.

The Fenix PMPA provides that Rio2 will deliver gold equal to 22% of the gold production until 130,625 ounces are delivered, then 6% of the gold production until 185,000 ounces are delivered, then 4% of the gold production until 235,000 ounces are delivered and 3.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on this 22% / 6% / 4% / 3.5% basis.

27.

The Blackwater Silver and Blackwater Gold PMPAs provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 464,000 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

28.

The Marathon PMPA provides that Gen Mining will deliver 100% of the gold production until 150,000 ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120,000 ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29.

The El Domo PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150,000 ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30.

In connection with Sabina’s exercise of its option to repurchase 33% of the Goose gold stream on a change in control, the gold delivery obligations under the Goose PMPA with Sabina, a subsidiary of B2Gold, were reduced so that Sabina will deliver gold equal to 2.78% of the gold production until 87,100 ounces are delivered, then 1.44% until 134,000 ounces are delivered and 1.0% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 2.78% / 1.44% / 1.0% basis.

31.

The Cangrejos PMPA provides that Lumina will deliver gold equal to 6.6% of the gold production until 0.7 million ounces are delivered and 4.4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 6.6% / 4.4% basis.

32.	The Black Pine Royalty provides that the Company will be entitled to a 0.5% net smelter return. Attributable resources have been calculated on the 0.5% basis.

33.

The Curraghinalt PMPA provides that Dalradian will deliver gold equal to 3.05% of the payable gold production until 125,000 ounces of gold are delivered and 1.5% thereafter for the life of the mine. Attributable gold reserves and resources have been calculated on the 3.05% / 1.5% basis.

34.

The Kudz Ze Kayah PMPA provides that BMC will deliver gold and silver equal to 7.375% of the metal contained in concentrates until 24,338 ounces of gold and 3,193,375 ounces of silver are delivered, then 6.125% until 28,000 ounces of gold and 3,680,803 ounces of silver are delivered, then 5.5% until 42,861 ounces of gold and 5,624,613 ounces of silver are delivered and 6.75% thereafter for the life of the mine. Attributable gold and silver reserves and resources have been calculated on the 7.375% / 6.125% / 5.5% / 6.75% basis.

35.

The Platreef Gold PMPA provides that Ivanhoe will deliver gold equal to 62.5% of the payable gold production until 218,750 ounces of gold are delivered and 50% until 428,300 ounces of gold are delivered, then 3.125% thereafter for a tail period which will terminate on certain conditions being met. The Platreef Palladium and Platinum PMPA provides that Ivanhoe will deliver 5.25% of the platinum and palladium until 350,000 ounces are delivered and 3.0% until 485,115 ounces are delivered, then 0.1% for a tail period which will terminate on certain conditions being met. Attributable gold reserves and resources have been calculated on the 62.5% / 50% / 3.125% basis and attributable platinum and palladium on the 5.25% / 3.0% / 0.1% basis.

36.

The Mt Todd Royalty provides that the Company will be entitled to 1.0% of gross revenue until 3.47 million ounces of gold are delivered to an offtaker, then 0.667% of gross revenue for the life of the mine. Attributable gold reserves and resources have been calculated on the 1.0% / 0.667% basis.

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37.	The DeLamar Royalty provides that the Company will be entitled to a 1.5% net smelter return on Oxide and Mixed material. Attributable resources and reserves have been calculated on the 1.5% basis.

38.

The Koné PMPA provides that Montage will deliver gold equal to 19.5% of the payable gold production until 400,000 ounces of gold are delivered, then 10.8% until 530,000 ounces are delivered and 5.4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 19.5% / 10.8% / 5.4% basis.

39.

The Kurmuk PMPA provides that Allied will deliver gold equal to 6.7% of the payable gold production until 220,000 ounces of gold are delivered, then 4.8% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 6.7% / 4.8% basis.

40.

The Los Filos PMPA has a 25-year term and is expected to terminate on October 15, 2029. Attributable reserves have been limited to this term and include only heap leach material as detailed in Equinox’s October, 2022 technical report for the Los Filos mine.

41.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project, Blackwater project, Black Pine project, Curraghinalt project, Mt Todd project, DeLamar project, Koné project and Kurmuk project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines and Platreef project, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	the future price of commodities;
●	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
●	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
●

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

●

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
●	the costs of future production;
●	the estimation of produced but not yet delivered ounces;
●	continued listing of the Common Shares on the LSE, NYSE and TSX;
●	any statements as to future dividends;
●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
●	projected increases to Wheaton’s production and cash flow profile;
●	projected changes to Wheaton’s production mix;
●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
●	the ability to sell precious metals and cobalt production;
●	confidence in the Company’s business structure;
●	the Company’s assessment of taxes payable, including taxes payable under the GMT and the impact of the CRA Settlement, and the Company’s ability to pay its taxes;
●	possible CRA domestic audits for taxation years subsequent to 2017 and international audits;
●	the Company’s assessment of the impact of any tax reassessments;
●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
●	the Company’s climate change and environmental commitments; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
●

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their

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obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
●

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect, or the tax impact to the Company’s business operations being materially different than currently contemplated, or the ability to pay such taxes as and when due;

●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
●

risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

●

risks relating to Wheaton’s interpretation of, compliance with, or application of the GMT, including Canada’s GMTA, and the legislation enacted in Luxembourg, that applies to the income of the Company’s subsidiaries for fiscal years beginning on or after December 31, 2023;

●	counterparty credit and liquidity risks;
●	mine operator and counterparty concentration risks;
●	indebtedness and guarantees risks;
●	hedging risk;
●	competition in the streaming industry risk;
●	risks relating to security over underlying assets;
●	risks relating to third-party PMPAs;
●	risks relating to revenue from royalty interests;
●	risks related to Wheaton’s acquisition strategy;
●	risks relating to third-party rights under PMPAs;
●	risks relating to future financings and security issuances;
●	risks relating to unknown defects and impairments;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the Mining Operations;
●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
●	risks related to environmental regulations;
●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
●	risks related to underinsured Mining Operations;
●

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
●	the ability of Wheaton and the Mining Operations to obtain adequate financing;
●	the ability of the Mining Operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks associated with environmental, social and governance matters;
●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
●	risks related to the market price of the Common Shares of Wheaton;
●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	risks related to access to confidential information regarding Mining Operations;
●	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
●	risks associated with a possible suspension of trading of Common Shares;
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks relating to activist shareholders;

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●	risks relating to reputational damage;
●	risks relating to expression of views by industry analysts;
●	risks related to the impacts of climate change and the transition to a low-carbon economy;
●	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	risks relating to generative artificial intelligence;
●	risks relating to compliance with anti-corruption and anti-bribery laws;
●	risks relating to corporate governance and public disclosure compliance;
●	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
●	risks related to the adequacy of internal control over financial reporting;
●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca, and in Wheaton’s Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	that there will be no material adverse change in the market price of commodities;
●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
●	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
●	that the production estimates from Mining Operations are accurate;
●	that each party will satisfy their obligations in accordance with the PMPAs;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive PMPAs;
●	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
●	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
●	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
●	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
●	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);
●	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the GMT is accurate;
●

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

●	that the trading of the Company’s Common Shares will not be suspended;
●	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
●	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
●	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2024 and other continuous disclosure documents filed by Wheaton since January 1, 2025, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

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Corporate Information

DIRECTORS

George Brack, Chair
Jaimie Donovan
Peter Gillin
Chantal Gosselin
Jeane Hull
Glenn Ives
Charles Jeannes
Marilyn Schonberner
Randy Smallwood
Srinivasan Venkatakrishnan

OFFICERS

Randy Smallwood
President & Chief Executive Officer

Curt Bernardi
Senior Vice President,
Legal and Strategic Development

Vincent Lau
Senior Vice President & Chief Financial Officer

Haytham Hodaly
Senior Vice President, Corporate Development

TRANSFER AGENT

TSX Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada & USA:
1 800 387 0825

Outside of Canada & USA:
1 416 682 3860

Email: shareholderinquiries@tmx.com

AUDITORS

Deloitte LLP
Vancouver, Canada

INVESTOR CONTACT

Emma Murray
Vice President, Investor Relations

Telephone: 1 604 684 9648
Toll Free: 1 844 288 9878
Email: info@wheatonpm.com

CANADA – HEAD OFFICE

Wheaton Precious Metals Corp.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals
International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING:

Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: WPM

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

TSX | NYSE | LSE : WPM
wheatonpm.com

Value through streaming.